UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

Contact Gold Corp.
(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

ITEM 1.  Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Contact Gold Corp. (the "Company", or "Contact Gold") provides an analysis of, and should be read in conjunction with, our unaudited condensed interim consolidated financial statements as at, and for the six months ended, June 30, 2020, and 2019, and the related notes thereto (together, the "Interim Financial Statements"), and other corporate filings, including our Offering Statement on Form 1-A (SEC file no. 024-10984) (the "Form 1-A") and submissions on Form 1-U, and the consolidated financial statements for the year ended December 31, 2019 (the "AFS"), prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") included in the Form 1-A.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this MD&A to "we," "us," "our" or "the Company", refer to Contact Gold Corp., a Nevada corporation.  Terms defined within this MD&A are defined solely for this section.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements that involve numerous risks and uncertainties. The statements herein which are not historical reflect our current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend, " or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" included in our Form 1-A, as amended and supplemented to date by submissions on Form 1-U, and matters described in this MD&A generally.  The Company continually seeks to minimize its exposure to business risks, but by the nature of its business, activities, and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this MD&A will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company's business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management's own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Reporting Currency

Our reporting currency is the Canadian dollar ("CAD"), and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. Amounts in United States dollars are expressed as "USD". As at June 30, 2020, the indicative rate of exchange, per $1.00 as published by the Bank of Canada, was USD 0.7338 (USD 0.7699 at December 31, 2019).

OPERATING RESULTS

Overview

The Company was incorporated under the Business Corporations Act (Yukon) on May 26, 2000, and was continued under the Business Corporations Act (British Columbia) on June 14, 2006.  On June 7, 2017, the Company closed a series of transactions (the "Transactions"), including i) a reverse acquisition (the "RTO") of Carlin Opportunities Inc. ("Carlin"), a private British Columbia company, ii) a share consolidation, and iii) the acquisition (the "Clover Acquisition") of a 100% interest in Clover Nevada II LLC ("Clover"), an entity holding mineral property interests in Nevada (the "Contact Properties"). Contact Gold was continued under the laws of the State of Nevada when the Transactions closed, and began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.  The Company's common shares were listed for trading on the OTCQB, under the symbol "CGOL", on May 19, 2020.

Recent Developments

2020 Private Placement

As summarized in this MD&A under heading "Outstanding Securities - Recent financings and issuances of Contact Shares", on May 22, 2020, the Company closed the final tranche of a non-brokered private placement (the "2020 Private Placement") of units of the Company ("PP Units").  In aggregate with the closing of the first (April 24, 2020) and second (May 5, 2020) tranches, the Company issued 12,500,000 Units at $0.10 each, for gross proceeds of $1,250,000. Each PP Unit consists of one share of common stock in the capital of the Company ("Contact Share") and one Contact Share purchase warrant (a "PP Warrant"), with each PP Warrant entitling the holder to purchase an additional Contact Share, at a price of $0.15 per share for a period of 24 months from the issuance date of each PP Warrant, subject to accelerated vesting and expiration conditions (the "Expiry Date").

2020 Public Offering

As summarized in this MD&A under heading "Outstanding Securities - Recent financings and issuances of Contact Shares", on August 6, 2020, pursuant to (i) a prospectus supplement (the "Prospectus Supplement") to a short form base prospectus (the "Shelf Prospectus") filed in October 2018 with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec, and (ii) an offering statement on Form 1-A, which includes an offering circular (the "2020 Offering Statement"), pursuant to Regulation A under the Unites States' Securities Act of 1933, as amended (the "Securities Act"), filed with the United States Securities and Exchange Commission (the "SEC"), the Company announced its intention to offer for sale Contact Shares and half-Contact Share purchase warrants ("Prospectus Warrants", and together with the offered Contact Shares, "Prospectus Units") of the Company (the "2020 Public Offering").  On August 10, 2020, the Company announced pricing and terms of the 2020 Public Offering, proposing to raise in aggregate up to $15,000,000, plus an overallotment option.  The proposed use of proceeds of the 2020 Public Offering is outlined in the Prospectus Supplement and the 2020 Offering Statement.

The 2020 Public Offering is subject to regulatory approval and customary closing conditions. There can be no assurance that the 2020 Public Offering will be completed as proposed or at all.

Waterton Letter of Intent

As summarized further in this MD&A under heading "Contractual Obligations", on August 6, 2020, the Company and Waterton Nevada Splitter, LLC ("Waterton Nevada"), a related party to the Company, executed a binding letter of intent (the "LOI") whereunder it was agreed that the Company would redeem all or a portion of the currently outstanding non-voting preferred shares of Contact Gold (the "Contact Preferred Shares") conditional upon a number requirements, in particular the total aggregate amount of gross proceeds raised pursuant to the 2020 Public Offering.  Until such time as the 2020 Public Offering closes, if at all, there can be no assurance as to which outcome pursuant to the LOI will be effected.

Mineral Properties

Contact Gold is a gold exploration company focused on making district-scale gold discoveries in Nevada. The Contact Properties are on Nevada's Carlin, Independence, Northern Nevada Rift, and Cortez gold trends which host numerous gold deposits and mines.  Contact Gold controls a significant land position comprising target-rich mineral tenure which hosts numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage. As at the date of this MD&A, the Contact Properties encompass approximately 140 km2.

Subsequent to closing the Clover Acquisition, the Company acquired additional mineral property claims contiguous to the original tenure through (i) direct staking, and (ii) relatively low-cost acquisitions from private landowners, including the East Bailey, and Pony Spur additions at Pony Creek gold property ("Pony Creek"); the Poker Flats acquisition adjacent to the Company's Dixie Flats property; and the consolidation of ownership in Cobb Creek.

During the year ended December 31, 2019, the Company entered into an agreement providing the Company with the option to purchase a 100% interest in the Green Springs gold project ("Green Springs") in White Pine County, Nevada, on the southern extension of the Cortez and Carlin Trends.  An initial RC drilling program was conducted during the fourth quarter of 2019, the results of which have all been released.

Expenditures directly attributable to the acquisition of mineral property interests have been capitalized; staking costs, related land claims fees paid and ongoing exploration expenditures, have been expensed.  Mineral property expenditures on the Contact Properties are summarized in this MD&A.

None of the Company's properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage. Waterton Nevada Splitter, LLC ("Waterton Nevada"), a related party to the Company, was granted certain rights relating to the Contact Properties, including a right of first offer ("ROFO"), and a right of first refusal ("ROFR").  A third-party also holds a ROFO on certain of the Portfolio properties.

a) Pony Creek

Pony Creek is located within the Pinion Range, in western Elko County, Nevada, south of the Railroad-Pinion project ("Pinion") operated by Gold Standard Ventures ("GSV").  Since acquisition, Pony Creek has been the principal focus of the Company's exploration efforts.  The Pony Creek property encompasses approximately 82 km2 in the southern portion of Nevada's Carlin gold trend; and hosts multiple near-surface oxide and deeper high-grade gold occurrences and targets supported by extensive exploration databases.  At the time of the Clover Acquisition, large areas of prospective geological setting at Pony Creek had never been sampled or explored, particularly where the newly-recognized host horizons at the nearby Pinion project are exposed.  Prior to acquisition by Contact Gold, no drilling had been conducted at Pony Creek in 10 years. All of the targets advanced to date are in the northern part of the property, with a significant area believed to be on-strike yet to be explored toward the south.

Since closing the Transactions, the Company has staked or acquired additional prospective mineral tenure adjacent to Pony Creek, primarily to the east and south.  The new claims, including those previously known as Pony Spur and East Bailey, cover prospective host rocks with significant exploration potential that have seen minimal exploration effort in the past.

Since the establishment of Contact Gold in June 2017, the Company has reported having hit gold mineralization in 108 of the 117 holes drilled (including those lost before planned depth), and continues to drill oxide gold at Pony Creek.  The majority of these drill holes are step-outs from the historical mineral resource estimate area at the property's Bowl Zone.  Data review, target refinement and advancement of the geological model are ongoing.

To date, the Company has been operating a drill program within a somewhat limited footprint under "Notice of Intent" ("NOI") (including subsequent amendments) permits; however, the receipt of an approved Plan of Operations permit is a key milestone for Pony Creek.  The approved Plan of Operations permit provides a significant amount of permitted disturbance to follow up on multiple targets, including the Stallion Zone, and the Bowl Zone, and allows us to test many of the other high-quality targets featuring near-surface gold mineralization at the property.

The Company continues to outline several priority target areas for the anticipated 2020 and 2021 drilling programs including, the Bowl Zone, the Appaloosa Zone, the Stallion Zone, the Elliott Dome target, the Mustang target, the Palomino target, the DNZ target, and the Pony Spur zone.

The budget for exploration through 2020 has not yet been finalized; the Company expects to resume drilling during following closing of the 2020 Public Offering.

There is a 3% net smelter returns royalty ("NSR") on those claims that comprise Pony Creek acquired from Waterton Nevada. The Company determined to allow a 1% buy-down option of this NSR to lapse on February 7, 2020 when such option expired. In addition to a 2% NSR awarded to the vendor on the acquisition of East Bailey, there is a 3% NSR over certain of the East Bailey claims, up to 2% of which can be bought-back for USD 1,000,000 per 1% increment.  Advance royalty payments are also due annually; the amount due for the forthcoming year is USD15,000.

Additional information about Pony Creek is summarized in a technical report prepared in accordance with NI 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), entitled "NI 43-101 Technical Report on the Pony Creek Project, Elko County, Nevada, USA" (the "Pony Technical Report"), prepared for Contact Gold, with an effective date of October 16, 2018, and dated October 22, 2018, as prepared by Vance Spalding, C.P.G; VP Exploration of Contact Gold, and can be viewed under Contact Gold's issuer profile on the document filing and retrieval system for Canadian publicly-listed companies known as SEDAR at www.sedar.com.

Details of exploration and evaluation activities incurred and expensed by Contact Gold at Pony Creek, including non-cash items, are as follows:

	For the period from
	January 1, to June 30, 2020	January 1, to June 30, 2019
Drilling, assaying & geochemistry	$ 642	$ 554,970
Wages and salaries, including share-based compensation	121,112	468,208
Geological contractors/consultants & related crew care costs	34,542	233,744
Land claims fees	131,074	161,404
Permitting and environmental monitoring	23,292	23,950
Expenditures for the period	$ 310,662	$ 1,442,276
Cumulative balance	$ 10,339,938	$ 9,249,796
Drill metres completed	-	4,660

b) Green Springs

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Green Springs Option") with subsidiaries of Ely Gold Royalties Inc. ("Ely Gold"), whereby Clover shall have an option to purchase a 100% interest in the past-producing Green Springs gold property.  The addition of Green Springs provided the Company with another advanced exploration property hosting a Carlin-type gold system.

Green Springs is located at the southern end of Nevada's Cortez Trend, 60 kilometres ("km") southwest of the historic mining centre of Ely, Nevada in a region hosting numerous producing and past-producing Carlin-type gold deposits. Green Springs is approximately 10 km east of Fiore Gold's Gold Rock Project, 10 km south of Waterton Nevada's Mt. Hamilton gold deposit and 20 km southeast of Fiore Gold's producing Pan Mine. Other deposits/past producers in the region include Illipah (Waterton Nevada) and Griffon (Liberty Gold). The Bald Mountain mine complex operated by Kinross Gold is located 45 km to the north of Green Springs.

Green Springs is subject to a valid Plan of Operations to perform exploration, comprising 75 acres which will permit a drill program to test multiple targets within the consolidated land package.

Contact Gold issued 2,000,000 Contact Shares, and paid USD 25,000 ($32,855) in cash to Ely Gold to secure the Green Springs property. The Company also paid Ely Gold an additional USD 6,125 ($8,049) as reimbursement for Claims Maintenance fees relating to the initial period.  On July 23, 2020, the Company issued an additional 362,941 Contact Shares (at a deemed price of $0.185) to Ely Gold in satisfaction of the US$50,000 first anniversary payment due under the Green Spring Option agreement.

Total additional consideration to satisfy the Green Springs Option is as follows:

USD 50,000	second anniversary
USD 50,000	third anniversary
USD 100,000	fourth anniversary

Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold's election, subject to regulatory and contractual minimum values of the Contact Shares.  Payment of all amounts can be accelerated and completed at any time.  Certain claims within Green Springs are the subject of lease agreements with third-parties, one of which requires an annual USD 25,000 payment, whilst the other (payable in June of each year) requires an annual payment in cash equal to the value of 20 ounces of gold.  Existing royalties at Green Springs range from 3% to 4.5% based on historical underlying agreements.

The Company has recently completed a limited first-pass drill program at Green Springs. The results from the Alpha and Echo zones, separated by over 4 km, illustrate a Carlin-type gold system with oxide gold grades meaningfully higher than the surrounding operations on the Carlin and Cortez Trends. The Company is pleased with these first holes from this initial drill program at Green Springs.  Assay results also indicate that gold mineralization in the property's "Echo" and "Charlie" zones are entirely oxidized and averages between 96% - 100% gold recoveries in cyanide solubility tests compared to Fire Assay/Atomic Absorption gold values.

Although the budget for exploration through 2020 has not yet been finalized, the Company has identified a number of priority target areas at Green Springs, and anticipates mobilizing an RC drilling rig to the property as soon as practicable following the closing of the 2020 Public Offering.

Details of exploration and evaluation activities incurred and expensed by Contact Gold at Green Springs, including non-cash items, in the period since the Green Springs option was acquired, are as follows:

For the period from January 1, 2020, to June 30, 2020
Drilling, assaying & geochemistry	$ 5,005
Wages and salaries, including share-based compensation	124,715
Geological contractors/consultants & related crew care costs	68,609
Land claims fees	105,559
Permitting and environmental monitoring	994
Expenditures for the period	$ 304,882
Cumulative balance	$ 810,210
Drill metres completed	-nil

Additional information about Green Springs is summarized in a technical report prepared in accordance with NI 43-101, entitled "Technical Report for the Green Spring Project, White Pine County Nevada, United States of America" (the "Green Springs Technical Report"), prepared for Contact Gold, with an effective date of June 12, 2020, and dated August 5, 2020, as prepared by John Read, C.P.G., and can be viewed under Contact Gold's issuer profile on SEDAR at www.sedar.com.

c) Cobb Creek

Upon closing of the Transactions in June 2017, Contact Gold acquired a 49% interest in Cobb Creek. The Company consolidated its interest on November 7, 2017 by agreeing to make six annual payments of USD 30,000 in cash to a private individual (the "Cobb Counterparty") with whom a 2002 partnership agreement had previously been made.  Associated acquisition costs of $156,040 had been capitalized to Cobb Creek for this incremental 51% interest. The obligation to make the annual payments was recorded as a financial liability at amortized cost, and has been accreted up, and adjusted for foreign currency exchange, each subsequent period.

By an agreement dated September 27, 2019, Clover subsequently agreed to farm-out 100% of its interest in Cobb Creek (the "Cobb Creek Option") to Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").  The Company received 750,000 common shares of Fremont ("Fremont Shares") as an initial payment and in January 2020 was reimbursed an amount of USD 65,569 ($85,320) for certain claims-related holding costs.  The Company was also reimbursed for the prorated November 2018 and November 2019 payment to the Cobb Counterparty made by the Company on behalf of Fremont.

Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont. In order to keep the Cobb Creek Option in good standing, and to complete the acquisition of Cobb Creek, Fremont must keep all claims in good standing, make the annual payments to the Cobb Counterparty, and remit the following consideration to the Company:

Anniversary 1 (Year 2)	USD 30,000; and 750,000 Fremont Shares.
Anniversary 2 (Year 3)	USD 20,000
Anniversary 3 (Year 4)	USD 20,000
Anniversary 4 (Year 5)	USD 25,000
Anniversary 5 (Year 6)	USD 35,000
Anniversary 6 (Year 7)	USD 45,000
Anniversary 7 (Year 8)	USD 55,000
Anniversary 8 (Year 9)	USD 65,000
Anniversary 9 (Year 10)	USD 75,000

The carrying value of Cobb Creek at September 26, 2019 (immediately prior to execution of the Cobb Creek Option) was: $288,537.  The value of the consideration received to date has been applied against the property's carrying value. The recovery of a previously recognized DTL of $5,338 has been recognized to the statement of loss and comprehensive loss.  The reimbursement of claims-related fees for the current period were applied against the balance previously recognized as prepaid Claims Maintenance fees (as defined in this MD&A).

Upon completion of the farm-out, Fremont will award to Clover a 2.0% NSR on Cobb Creek.  There is no other NSR on Cobb Creek.

d) Portfolio

The remaining Contact Properties, described herein as the "Portfolio properties", are situated along the Carlin, Independence, and Northern Nevada Rift Trends, well known mining areas in the state of Nevada.  The Portfolio properties each carry an NSR of either 3% or 4%.  For the six months ended June 30, 2020, expenditures, including non-cash items incurred in aggregate on the portfolio properties totaled $0.03 million (six months ended June 30, 2019: $0.13 million).

An expense of $1,381,434 was recognized as an impairment in the year ended December 31, 2019 further to the decision to abandon the "Dry Hills" and "Rock Horse" properties in their entirety.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern, Capital Management and Contractual Obligations

The properties in which we currently have an interest are in the exploration stage. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  As at the date of this MD&A, the Company has approximately $0.97 million available in cash, and working capital of approximately $0.83 million.  Contact Gold's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

The Interim Financial Statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future; and do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  Contact Gold's continuation as a going concern depends on its ability to successfully raise financing through the issuance of debt or equity.

Although the Company has been successful in the past in obtaining financing, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company, therefore giving rise to a material uncertainty, which may cast substantial doubt as to whether Contact Gold's cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date that the Interim Financial Statements are issued.  Circumstances that could impair our ability to raise additional funds, or our ability to undertake transactions, are discussed in the AIF under the heading "Risk Factors", and in this MD&A under heading "Known Trends and Uncertainties".  In particular, the Company's access to capital and its liquidity will be impacted by global macroeconomic trends, the significant global impacts from the Covid-19 "coronavirus" outbreak, fluctuating commodity prices and investor sentiment for the mining and metals industry.

Consequently, management continues to pursue various financing alternatives, including the 2020 Private Placement, and the 2020 Public Offering, to fund operations and advance its business plan.  To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The Company may determine to reduce the level of activity and expenditures, or divest of certain mineral property assets, to preserve working capital and alleviate any going concern risk.

Capital Management

Contact Gold manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold's holdings of cash. To facilitate the management of its capital requirements, Contact Gold prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. We believe that this approach, given the relative size and stage of Contact Gold, is reasonable.

There may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the Board or management of Contact Gold. While we remain focused on our plans to continue exploration and development on the Contact Properties, we may (i) conclude to curtail certain operations; or (ii) should we enter into agreements in the future on new properties we may be required to make cash payments and complete work expenditure commitments under those agreements, which would change our planned expenditures.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group.

Contractual Obligations

A. Contact Gold and Goldcorp USA, Inc. ("Goldcorp"), an affiliate of Newmont Corporation, entered into an investor rights agreement in 2017 whereby, for so long as Goldcorp maintains a 7.5% or greater equity ownership interest in Contact Gold:

a) Goldcorp will have the right to maintain its pro rata ownership percentage of Contact Gold during future financings;

b) Goldcorp shall have the right to receive regular updates of technical information about Contact Gold;

c) Contact Gold will form, at Goldcorp's request, a technical committee and Goldcorp will have the right to appoint not less than 25% of the members of the technical committee; and

d) If Goldcorp elects to sell a block of more than 5% of the Contact Gold Shares, Contact Gold will have the right to designate buyers.

A "top up" right to increase its equity ownership percentage expired upon closing of the 2019 Private Placement.  Goldcorp did not elect to maintain its pro rata ownership percentage of Contact Gold in the 2020 Private Placement.

B. In addition to the Embedded Derivatives, the Contact Preferred Shares include the following rights, privileges, restrictions and conditions ("Other Terms") for which there is no accounting impact:

So long as Waterton Nevada and/or its affiliates beneficially own or control 33⅓% or more of the Contact Preferred Shares issued on closing of the Clover Acquisition, and subject to the provisions of the Contact Preferred Shares:

Property-related:

i. Right of First Offer. Contact Gold will be obligated to inform Waterton Nevada of its intention to sell, lease, exchange, transfer or otherwise dispose of any of its interests in the originally-acquired Contact Properties that is not a sale of all or substantially all of Contact Gold's assets and provide Waterton Nevada with a summary of the essential terms and conditions by which it is prepared to sell any specified interest in the originally-acquired Contact Properties. Upon receipt of such divesting notice, Waterton Nevada will have the right to elect to accept the offer to sell by Contact Gold on the terms contained on the divesting notice. If Waterton Nevada does not elect to accept the offer for such specified terms, Contact Gold shall be permitted to sell its specified interest in the originally-acquired Contact Properties to a third party for a period of 180 days from the date of the original divesting notice on terms and conditions no less favourable to Contact Gold than those contained in the divesting notice.

ii. Right of First Refusal. If Contact Gold shall have obtained an offer from one or more third party buyers in respect of the sale, lease, exchange, transfer or other disposition of any of the Contact Properties, in whole or in part, in any single transaction or series of related transactions, which offer Contact Gold proposes to accept, Contact Gold shall promptly provide written notice of such fact to Waterton Nevada and offer to enter into such a transaction with Waterton Nevada.

iii. Sale of Substantially All of Contact Gold's Assets. Contact Gold shall not sell, lease, exchange, transfer or otherwise dispose of all or substantially all of its assets without Waterton Nevada's prior written consent, which will not be unreasonably withheld or delayed.

Liquidation or wind-up related:

In the event of a liquidation, dissolution or winding-up of Contact Gold or other distribution of assets of Contact Gold among its shareholders for the purpose of winding up its affairs or any steps taken by Contact Gold in furtherance of any of the foregoing, the holders of Contact Preferred Shares shall be entitled to receive from the assets of the Contact Gold in priority to any distribution to the holders of Contact Shares or any other class of stock of Contact Gold, the Liquidation Value (as such term is defined in the articles of incorporation of Contact Gold) per Contact Preferred Share held by them respectively, but such holders of Contact Preferred Shares shall not be entitled to participate any further in the property of Contact Gold.

C. On August 6, 2020,  the Company and Waterton Nevada executed the LOI whereunder it was agreed that the Company would redeem all or a portion of the currently outstanding Contact Preferred Shares conditional upon, in particular, the total amount of gross proceeds raise pursuant to the 2020 Public Offering.

Specifically, the LOI outlines the following:

  if a minimum of $10,000,000 is raised in the 2020 Public Offering:

a) Contact Gold will use a minimum of $5,000,000 of the proceeds to redeem a portion of the Contact Preferred Shares at the Redemption Amount (the USD 11,100,000 face value and the sum of the accrued dividend amount) (the "Cash Payment");

b) Waterton Nevada will purchase Contact Shares at $0.195 per share (the estimated offering price of the Contact Share in each Prospectus Unit) in an aggregate amount equal to the remaining balance of the Redemption Amount after the Cash Payment (the "Redemption Placement"); and

c) Contact Gold will use the proceeds of the Redemption Placement to redeem all of the remaining issued and outstanding Contact Preferred Shares.

  If less than $10,000,000 is raised in this 2020 Public Offering, Contact Gold has agreed to use commercially reasonable efforts to obtain all approvals (the "Approvals") and to effect an amendment to its Articles of Incorporation to amend the terms of the remaining Contact Preferred Shares (the "Article Amendments").

  If more than $3,000,000 and less than $10,000,000 is raised in the 2020 Prospectus Offering and Contact Gold fails to obtain the Approvals and effect the Article Amendments, Contact Gold has agreed to use 50% of the proceeds of the 2020 Prospectus Offering in excess of $3,000,000 to redeem a portion of the Contact Preferred Shares.

Until such time as the 2020 Public Offering closes, if at all, there can be no assurance as to which outcome pursuant to the LOI will be effected.

Outstanding Securities

There were 96,971,973 Contact Shares issued and outstanding as at June 30, 2020 (84,471,973 at December 31, 2019), with no Restricted Shares remaining (December 31, 2019: 33,334).  As of the date of this MD&A, there are 97,474,914 Contact Shares issued and outstanding, and 12,360,000 share purchase warrants outstanding.

Escrowed Contact Shares and other restrictions and obligations

As at June 30, 2020, there were no remaining Contact Shares held in escrow and restricted from trading (December 31, 2019 - 3,511,538 escrowed and restricted to June 14, 2020, pursuant to the rules of the TSXV).

Recent financings and issuances of Contact Shares

A. To maintain financial flexibility, the Company filed a short-form base prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec (the "Commissions") on October 24, 2018. The Shelf Prospectus will, subject to securities regulatory requirements, enable Contact Gold to make offerings of up to $30 million of any combination of Contact Shares, debt securities, subscription receipts, units and warrants (all of the foregoing, collectively, the "Securities") during the 25-month period that the Shelf Prospectus, including any amendments thereto, remains valid.  The specific terms of any future offering of Securities will be established in prospectus supplements to the Shelf Prospectus (a "Prospectus Supplement"), filed with the applicable Canadian securities regulatory authorities.

B. On March 14, 2019, the Company closed the 2019 Private Placement issuing 9,827,589 Contact Shares, at a price of $0.29 per Contact Share for gross proceeds of $2,850,001.  Each Contact Share was accompanied by one right (a "Private Placement Right").  On May 22, 2019, upon closing of the Prospectus Offering (described below), the Private Placement Rights were converted into 2,047,398 additional Contact Shares without the payment of additional consideration.  As a consequence of the conversion of the Private Placement Rights (and issuance of the additional Contact Shares), the effective price per Contact Share issued in the Private Placement was $0.24.  All securities offered pursuant to the 2019 Private Placement, including those issued pursuant to the conversion of the Private Placement Rights are restricted securities under Rule 144 under the United States' Securities Act of 1933, as amended (the "Securities Act").

The Company accounted for the Private Placement Rights as a derivative classified as a current liability, and furthermore, because the Private Placement Rights were not separable legally or practically from each other, they were treated as one instrument. The total estimated fair value of the Private Placement Rights, recorded initially as an obligation, was $370,232.  A $39,248 increase to the obligation was recorded through to the date of conversion further to an adjustment of the estimated fair value of the Private Placement Rights, at which point $409,480 was recognized to equity.

The aggregate value of the Contact Shares issued in the 2019 Private Placement was $2,479,769.  Upon conversion, share issue costs of $6,004 associated with the Private Placement Rights were recognized in the period, and $409,480 was recognized to equity.  A total of $46,927 in associated share issue costs were recognized in equity, of which $21,750 in finders' fees were net settled on closing of the 2019 Private Placement.

C. On May 22, 2019, pursuant to (i) a Prospectus Supplement, and (ii) an Offering Circular on Form 1-A, filed with the SEC, pursuant to Regulation A under the Securities Act, the Company closed an offering of 20,000,000 Contact Shares at a price of $0.20 per Contact Share (the "Prospectus Offering") for gross proceeds of $4,000,000. Share issue costs of $1,327,412 associated with the Prospectus Offering, $313,220 of which had been recognized as deferred on the consolidated statement of financial position at December 31, 2018, were recognized in the period.  An amount of $530,723 in fees paid to the underwriters of the Prospectus Offering, including certain expenditures incurred by the underwriters is included in share issue costs, and were net settled on closing of the Prospectus Offering.

D. Contact Gold issued 2,000,000 Contact Shares as initial consideration to acquire the Green Springs property pursuant to the July 23, 2019 agreement with Ely Gold.

E. On May 22, 2020, the Company closed the final tranche of the 2020 Private Placement.  In aggregate with the closing of the first (April 24, 2020) and second (May 5, 2020) tranches of the 2020 Private Placement, the Company issued 12,500,000 PP Units, for gross proceeds of $1,250,000. Each PP Unit consists of one Contact Share and one PP Warrant, with each PP Warrant entitling the holder to purchase an additional Contact Share at a price of $0.15 per share for a period of 24 months from the closing date.

The securities issued pursuant to the 2020 Private Placement are be subject to a four month and one day statutory hold period in Canada, and are also deemed to be  "restricted securities " under Rule 144 of the Securities Act, which generally requires a one-year hold period.  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Contact Shares trade on the TSXV at a closing price which is equal to or greater than $0.30 for a period of ten consecutive trading days, the Company may accelerate the Expiry Date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

The fair value of each PP Warrant issued was determined using the Black Scholes valuation model; the significant inputs into the model were share price of $0.10, exercise price of $0.15, volatility of 9.7%, determined on the Company's historical data over an expected life of 2 years, and an annual risk-free interest rate of 0.33%, resulting in a fair value of $0.01 per PP Warrant.

F. In satisfaction of the first anniversary payment obligation under the Green Springs Option the Company issued  362,941 Contact Shares on July 23, 2020.  The Contact Shares issued were valued at USD$50,000 ($66,963).

G. On August 6, 2020, pursuant to (i) a prospectus supplement to the Shelf Prospectus, and (ii) an offering statement filed on Form 1-A, which includes the 2020 Offering Statement, the Company announced its intention to offer for sale Units of the Company.  On August 10, 2020, the Company announced pricing and terms, proposing to raise in aggregate up to $15,000,000.  Pursuant to the 2020 Public Offering, each Prospectus Unit will consist of one Contact Share (a "Unit Share") and one-half of one Contact Share purchase warrant (each whole warrant, a "Prospectus Warrant"), with each Prospectus Warrant entitling the holder thereof to acquire one Contact Share at an exercise price of $0.27 for a period of 24 months following the closing date of the 2020 Public Offering (the "Closing Date").  The Company has granted the underwriter of the 2020 Public Offering an option (the "Over-Allotment Option"), exercisable in whole or in part, in the sole discretion of the underwriters, for a period of 30 days from and including the Closing Date, to purchase additional Prospectus Units, additional Contact Shares and/or additional Prospectus Warrants, in an aggregate amount not to exceed 15% of the Prospectus Units, Contact Shares or Prospectus Warrants sold pursuant to the 2020 Public Offering, on the same terms and at the same price as the Prospectus Units, Contact Shares and Prospectus Warrants sold under the 2020 Public Offering, to cover over-allotments, if any, and for market stabilization purposes.

The Underwriters and other broker-dealers will receive compensation for sales of the securities pursuant to the 2020 Public Offering at a fixed commission rate consisting of: (i) a cash fee of 6% of the gross proceeds (the "Cash Fee") and (ii) compensation warrants ("Broker Warrants"), exercisable at a price of $0.27 for a period of 24 months from the Closing Date to acquire the number of Contact Shares ("Broker Warrant Shares") equal to 6% of the Prospectus Units sold during the Offering (including with respect of any exercise of the Over-Allotment Option, except in respect of sales to certain purchasers, including certain current shareholders of Contact Gold mutually agreed to between Contact Gold and the underwriters (the "President's List") where 50% of the Cash Fee will be paid and 50% of the Broker Warrants will be issued in respect of any Prospectus Units sold to purchasers on the President's List.

The 2020 Public Offering is subject to regulatory approval and customary closing conditions. There can be no assurance that the 2020 Public Offering will be completed as proposed or at all.

H. On August 17, 2020, pursuant to an exercise of PP Warrants, the Company issued 140,000 Contact Shares.

Stock-based compensation

i) Stock Options

As at June 30, 2020, there were 8,420,000 (December 31, 2019: 6,395,000) Options outstanding to purchase Contact Shares, of which 3,639,999 had vested at June 30, 2020 (December 31, 2019: 1,691,666).  As at the date of this MD&A, there are 8,420,000 Options outstanding to purchase Contact Shares, of which 3,639,999 had vested.

  On June 10, 2020, 100,000 Options previously awarded to consultants to the Company were forfeited further to the termination of the respective services agreements.
  On January 16, 2020, 2,125,000 Options at priced at $0.19, vesting in thirds with a five-year expiry from the date of grant were awarded to directors, officers and other Company personnel.
  On July 8, 2019, the Company and certain officers and directors of the Company agreed to cancel an aggregate of 3,233,000 Options originally awarded on June 13, 2017.
  During the year ended December 31, 2019 a total of 240,000 Options originally awarded to certain service providers to the Company were forfeit further to the termination of their respective services agreements.

ii) Deferred Share Units

The Company awarded 541,215 deferred share units ("DSUs") to certain directors during the six months ended June 30, 2020 (2019: 402,263).  Directors' fees are paid quarterly; and beginning in July 2019 the Company expects to satisfy most of this remuneration to the independent directors in DSUs, rather than cash. A further 207,446 DSUs were awarded subsequent to period end to these same directors.

DSUs granted under the Contact Gold Deferred Share Unit Plan, have no expiration date and are redeemable upon termination of service

iii) Restricted Share Units

An award of 239,220 RSUs was made to certain employees and officers of the Company during the six months ended June 30, 2020.

Contact Preferred Shares

On June 7, 2017, as partial consideration for the Clover Acquisition, the Company issued 11,111,111 redeemable preferred shares (the "Contact Preferred Shares") with an aggregate face value denominated in USD 11,100,000 (the "Face Value") ($15,000,000, converted using the Bank of Canada indicative exchange rate on the date prior to issuance of USD 0.74), maturing five years from the date of issuance (the "Maturity Date"), and carrying a cumulative cash dividend accruing at 7.5% per annum (the "Dividend"), to Waterton Nevada.  The accrued Dividend amount is payable on the earlier of conversion and the Maturity Date and has priority over any other dividends declared on other classes of the Company's stock.

Further discussion of the terms and accounting for such terms currently governing the Contact Preferred Shares are detailed in the Interim Financial Statements as well as in this MD&A under heading "Selected Statement of Loss and Comprehensive Loss Data - Preferred Stock", and "Contractual Obligations".

Selected Financial Information

Management is responsible for, and the Board approved, the Interim Financial Statements.  Except as noted, we followed the significant accounting policies presented in Note 2 - Summary of Significant Accounting Policies contained in the audited financial statements of the Company as at and for the year ended December 31, 2019 (the "AFS") consistently throughout all periods summarized in this MD&A.  Contact Gold operates in one segment - the exploration of mineral property interests.

Management has determined that Contact Gold and Carlin have a CAD functional currency because each finance activities and incur expenses primarily in Canadian dollars. Clover has a USD functional currency reflecting the primary currency in which it incurs expenditures, and in which it receives funding from Contact Gold. Contact Gold's presentation currency is Canadian dollars.  Accordingly, and as Contact Gold's most significant balances are assets held by Clover, each reporting period will likely include a foreign currency adjustment as part of accumulated other comprehensive loss (gain).

Selected Statement of Loss and Comprehensive Loss Data

The following table and discussion provide selected financial information from, and should be read in conjunction with, the Interim Financial Statements.

Statements of Loss and Comprehensive (Gain) Loss	Six months ended June 30, 2020	Six months ended June 30, 2019

Loss before income taxes	$3,394,056	$5,442,019
Tax recovery	$-	$-
Other comprehensive (gain) loss	$(1,824,258)	$1,635,422
Comprehensive loss	$1,569,798	$7,077,441

Discussion of Operations

Contact Gold incurred a comprehensive loss for the three and six months ended June 30, 2020 of $2,234,815, and $1,569,798 (three and six months ended June 30, 2019: $4,482,167, and $7,077,441).  Other comprehensive (gain) loss in each period reflects primarily the translation of the USD-denominated values of Clover's assets and liabilities for consolidation purposes.

Exploration and evaluation expenditures

Exploration and evaluation expenditures incurred by Contact Gold, including the amortization of land claim maintenance fees paid annually to the United States' Department of Interior's Bureau of Land Management (the "BLM") and similar fees paid to various Nevada Counties (together, "Claims Maintenance fees"), have been expensed in the statements of loss and comprehensive loss.

Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	Six months ended
	June 30, 2020	June 30, 2019
Drilling, assaying & geochemistry	$5,648	$554,970
Wages and salaries, including share-based compensation	254,367	482,446
Amortization of Claims Maintenance fees	285,253	329,574
Geological contractors/consultants & related crew care costs	103,937	257,983
Permitting and environmental monitoring	24,286	23,950
Property evaluation and data review	-	8,524
Expenditures for the period	$673,491	$1,657,447
Cumulative balance	$12,422,247	$10,367,521

Details of exploration and evaluation expenditures incurred and expensed on the Contact Properties are as follows:

	Six months ended
	June 30, 2020	June 30, 2019
Pony Creek	$310,662	$1,442,276
South Carlin Projects	29,140	52,868
Green Springs	304,882	-
Cobb Creek	1,394	25,543
Portfolio properties	27,413	128,236
Property evaluation and data review	-	8,524
Expenditures for the period	$673,491	$1,657,447
Cumulative balance	$12,422,247	$10,367,521

Preferred Stock

As detailed in the Interim Financial Statements, the value of the Contact Preferred Shares was bifurcated to a "host" instrument and to certain identified embedded derivatives (the "Embedded Derivatives"); the reported value of each changes period over period, with an impact to the statements of loss and comprehensive loss.

- At issuance, the "host" instrument was valued at USD 6,033,480. The value of the "host", translated to CAD of $8,140,371 is accreted back to the full value of $15,262,500, including the value of the accumulated accrued dividends over five years.  The non-cash accretion of the "host" value for the period from January 1, 2020 to June 30, 2020 was $1,273,541 (six months ended June 30, 2019: $1,044,073).  A non-cash foreign exchange loss of $634,314 reflective of the depreciation of the CAD compared to the USD through that period, was also recognized on the "host" (2019 comparative period: non-cash gain of $465,621).

- The value of the Embedded Derivatives at issuance was USD 5,066,520 ($6,846,648).  Each period the statements of loss and comprehensive loss include the impact of a revaluation of these Embedded Derivatives.  Determination of the revaluation includes a considerable amount of judgment from management; the quantum from period-to-period is subject to a potentially significant amount of change and is generally inversely reflective of changes to the USD-denominated market price of the Contact Shares.  During the six months ended June 30, 2020 the Company recognised a gain of $449,026 on the change in fair value (2019 comparative period: loss of $96,288).

As a reflection of having agreed to the terms with Waterton Nevada in the LOI, the Company reassessed the probability weightings ascribed to certain rights associated with the Contact Preferred Shares: the Change of Control Redemption Option" (the "COCROption") and the "Early Redemption Option" (the "EROption"); with such changes reflected in the Interim Financial Statements.

Wages and salaries of $337,711, and $652,337 for the three and six months ended June 30, 2020 (2019 comparative period: $243,856, and $783,354;) reflects amounts earned by officers and employees of the Company not directly attributable to exploration.  The total expense in each period reflects (i) directors' fees paid in cash and the value of non-cash DSUs awarded, and (ii) remuneration paid to Company personnel.

Stock-based compensation expense, as directly reflected in the consolidated statement of loss and comprehensive loss for the three and six months ended June 30, 2020 is $43,544, and $153,049 (2019 comparative period: $207,555, and $457,344).  An additional amount of $13,029, and $37,053 was charged to exploration and evaluation expenditures for the three and six months ended June 30, 2020 (2019 comparative period: $37,702, and $77,883).

Refer in this MD&A under section "Outstanding Securities - Stock-based compensation" for a summary of cancellations, forfeitures and new awards of Options, RSUs and DSUs during the period.  The remaining average contractual life of Options outstanding is 3.38 years.  In determining the fair market value of stock-based compensation granted to employees and non-employees, management makes significant assumptions and estimates. These assumptions and estimates have an effect on the stock-based compensation expense recognized and on the contributed surplus balance on our statements of financial position. Management has made estimates of the life of the Options, the expected volatility, and the expected dividend yields that could materially affect the fair market value of this type of security. Stock-based compensation expense should be expected to vary from period-to-period depending on several factors, including whether such instruments are granted in a period, and the timing of vesting or cancellation of such equity instruments.

Professional, legal and advisory fees recognized for the three and six months ended June 30, 2020 of $111,758 and $226,441 (2019 comparative period: $138,926 and $196,789) reflect ongoing legal, audit and related advisory services, as well as incremental compliance costs incurred due to the Company's legal status as a U.S. incorporated entity, listed on the TSXV and traded on the OTCQB.  Expenses increased in 2020 compared to those in 2019 as the Company prepared to undertake the financing that closed after the period.

Investor relations, promotion and advertising expenses of $37,931 and $83,937 for the three and six months ended June 30, 2020 (2019 comparative period: $55,159 and $86,249), include marketing activities (including related travel costs), website maintenance, and related costs to update shareholders of Contact Gold and prospective investors.  Amounts in 2020 are lower than those of 2019 as a reflection of a general decrease in activities and the termination of certain promotion and advertising efforts.

Administrative, office and general expenses of $75,790 and $141,240 for the three and six months ended June 30, 2020 (2019 comparative period: $118,006 and $233,072), includes head office-related costs, normal course listing and filing fees, banking charges, and other general administrative costs.  The amount for 2020 is lower reflective of a determination to reclassify directors' fees to wages and salaries rather than as part of administrative expenses in 2020 as this is more reflective of the nature of the expenditure.

Foreign exchange loss (gain) during the three and six months ended June 30, 2020 of gain of $560,956 and loss of $631,055 (2019 comparative period: gain of $241,407 and gain of $462,089) reflects primarily the impact of the rate of exchange on the value of the Contact Preferred Shares, net of a gain on the revaluation of our USD-denominated cash balance at period end.  Depending on the volatility of the exchange rate from period-to-period, the impact on the statement of loss and comprehensive loss could be significant.

Financial Position

The following financial data and discussion is derived from the Interim Financial Statements.

	June 30, 2020	December 31, 2019
Current Assets	$833,038	$1,238,743
Total Assets	$41,180,619	$39,675,218
Total Current Liabilities	$571,100	$501,434
Total Liabilities	$17,348,245	$15,717,782
Shareholders' Equity	$23,832,374	$23,957,436
Number of Contact Shares outstanding	96,971,973	84,471,973
Basic and fully diluted loss per weighted average number of Contact Shares for the period ended	($0.05)	($0.14)

Assets

The increase in total assets reflects an increase of $1.5 million to the value attributable to the Contact Gold Properties, a $0.4 million decease in the balance of cash and cash equivalents, net of continued exploration and general corporate activities, the decrease of prepaids and deposits as compared to amounts held in the comparative year.

The Contact Properties, and changes to the reported values thereto, include:

	Pony Creek	South Carlin Projects	Green Springs	Cobb Creek	Portfolio properties	Total
	(a)	(b)	(c)	(d)	(e)
	$	$	$	$	$	$
December 31, 2018	29,425,698	4,439,555	-	312,474	7,169,591	41,347,318
Additions	-	-	466,857	-	-	466,857
Disposals & Abandonments	-	-	-	-	(1,381,434)	(1,381,434)
Recovery from earn-in	-	-	-	(88,163)	-	(88,163)
Foreign Exchange	(1,410,674)	(212,830)	(5,200)	(18,599)	(333,262)	(1,980,565)
December 31, 2019	28,015,024	4,226,725	461,657	205,712	5,454,895	38,364,013
Foreign Exchange	1,380,477	208,275	22,748	10,136	268,800	1,890,436
June 30, 2020	29,395,501	4,435,000	484,405	215,848	5,723,695	40,254,449

The value of the Contact Properties may vary period-over-period reflective of changes in the USD-CAD foreign exchange rate.  Balances presented as the "Portfolio properties" include those Contact Properties that are not separately identified.

During the year ended December 31, 2019 the Company determined to abandon the Dry Hills and Rock Horse properties and recognized a write down from $1,381,434 to nil of the value of these two properties.

In asset purchases that are not business combinations under the Financial Accounting Standards Board's (the "FASB") Accounting Standards Codification ("ASC") ASC 805, Business Combinations, a deferred tax asset ("DTA") or liability ("DTL") is calculated with the impact recorded against the assigned value of the asset acquired. However, ASC 740, Income Taxes, prohibits any immediate income tax expense or benefit from the recognition of those deferred taxes. There is a DTL-related balance attributable to the mineral properties acquired in respect of the Nevada net proceeds tax ("NNPT"; calculated at a rate of 5%), determined using a simultaneous equations method, attributed to the respective properties.

Liabilities

Current liabilities as at June 30, 2020 comprises payables of $532,908 (December 31, 2019: $468,058), other current liabilities of $38,192 (December 31, 2019: $33,376) reflective of the amount due to the Cobb Counterparty in the next 12-months. The balances of payables and accruals will generally vary dependent upon the level of activity at the Company, and the timing at period end of invoices and amounts we have actually paid.

The balance of total liabilities reflects the value of the "host" and Embedded Derivatives that comprise the Contact Preferred Shares.  The Contact Preferred Shares were concluded to be a form of obligation and have been included as a non-current liability.  The Contact Preferred Shares have a maturity date of five years from the date of issuance and a cumulative cash dividend payable upon redemption, at a fixed rate equal to 7.5% per annum.  The terms and conditions of the Contact Preferred Shares with accounting impact are detailed in the Interim Financial Statements.

A summary of changes to the total value of the Contact Preferred Shares is as follows:

Host instrument:

Carrying value of the Contact Preferred Shares host instrument at December 31, 2019	$12,612,107
Change in carrying value from January 1 to June 30, 2020
Accretion	1,273,541
Foreign exchange	634,314
Carrying value of the Contact Preferred Shares host instrument at June 30, 2020	$14,519,962

Embedded Derivatives:

Fair value of Embedded Derivatives at December 31, 2019	$634,416
Change in fair value of Embedded Derivatives for January 1 to June 30, 2020	(449,026)
Fair value of Embedded Derivatives at June 30, 2020	$185,390

The number of Contact Shares to be issued would be 11,205,244 if all of the outstanding Contact Preferred Shares had been converted into Contact Shares based on their conversion rights and the rate of foreign exchange on June 30, 2020. This amount may be materially different depending upon the USD-Canadian dollar exchange rates at the time of such conversion.

The estimated fair value of the host instrument at June 30, 2020 is USD 11,058,775 ($15,070,899).

Refer also in this MD&A under heading "Contractual Obligations" for discussion relating to the LOI.

Risks Associated With Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, the Contact Preferred Shares and the Embedded Derivatives. It is management's opinion that with the exception of the Contact Preferred Shares and the Embedded Derivatives: (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in the Interim Financial Statements.

Contact Preferred Shares, the Embedded Derivatives, the Private Placement Rights, and the Cobb Creek Obligation are each considered to Level 3 type financial liabilities, with each determined by observable data points, in particular the Company's share price, and for certain of these financial instruments, the rate of CAD/USD foreign and the Company's credit spread, with reference to current interest rates and yield curves.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits.  As at June 30, 2020 the balance of cash held on deposit was $0.6 million (December 31, 2019: $0.8 million). The Company has not experienced any losses in such amounts and believes the exposure to significant risks on its cash and cash equivalents in bank accounts is relatively limited

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period. Although non-current, the Company has exposure to significant obligations relating to the terms and various covenants in and to the Contact Preferred Shares.

The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  Accordingly, Contact Gold is dependent on external financing, including the proceeds of future equity issuances or debt financing, to fund its activities.  Significant disruptions to capital market conditions should be expected to increase the risk that the Company can not finance its business.

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company's current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for the Company's shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Fair Value Estimation

With the exception of the Contact Preferred Shares, and other non-current liabilities, the carrying value of the Company's financial assets and liabilities approximates their estimated fair value due to their short-term nature.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company's operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company's mineral property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $980 increase or decrease respectively, in the Company's cash balance.  The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.  A significant portion of the Company's cash balance may be held in USD in any given period.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, estimates, and assumptions that affect the reported amounts of assets, liabilities, and expenses. A detailed presentation of all of Contact Gold's significant accounting policies and the estimates derived therefrom, along with discussion as to judgments and estimates made by management which might impact the financial information, and a summary of new accounting pronouncements, please refer to our disclosures in the AFS at Note 2.

Preliminary internal discussions have begun in order to evaluate the consequences of the new pronouncements, but the full impact has yet to be assessed.

Related Party Transactions

Refer to disclosure in the Interim Financial Statements.

Scientific and Technical Disclosure

The Contact Properties are all early stage and do not contain any mineral resource estimates as defined by NI 43-101. There are no assurances that the geological similarities to projects mentioned herein operated by GSV or the Emigrant Mine, or other project along the Carlin Trend, will result in the establishment of any resource estimates at any of Contact Gold's property interests including Pony Creek, or that the Pony Creek can be advanced in a similar timeframe. The potential quantities and grades disclosed herein are conceptual in nature and there has been insufficient exploration to define a mineral resource for the targets disclosed herein. It is uncertain if further exploration will result in targets on any of the Contact Properties being delineated as a mineral resource.

The scientific and technical information contained in this MD&A has been reviewed and approved by Vance Spalding, CPG, Vice President Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-10.

Known Trends and Uncertainties

Global financial conditions have been characterized by ongoing volatility with a particularly negative impact on access to public financing for earlier-stage and even advanced-stage mineral exploration companies.  As at the date of this MD&A there is also a significant amount of uncertainty and economic disruption caused by the global Covid-19 coronavirus ("coronavirus") outbreak that has had a catastrophic impact on access to capital and liquidity, and access to public financing.

These conditions may affect the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. If such conditions continue, the Company's operations could be negatively impacted.  More specifically, the price of the Company's securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events.  If these or other factors continue to adversely affect the price of gold, the market price of the Company's securities may decline, and the Company's operations may be materially and adversely affected.

The Contact Shares currently trade on the TSXV. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the Contact Shares will be unaffected by any such volatility.

The price of the Contact Shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in its financial condition or results of operations as reflected in its quarterly financial reports.

Other factors that may have an effect on the price of the Contact Shares include the following:

1. the price of gold and other metals;

2. the pervasive and ongoing impact of the coronavirus outbreak

3. the Company's operating performance and the performance of competitors and other similar companies;

4. the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;

5. lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of Contact Shares;

6. the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities;

7. a substantial decline in the price of the Contact Shares that persists for a significant period of time could cause the Company's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity;

8. the results of the Company's exploration programs and/or resource estimates (initial or otherwise) for Pony Creek, Green Springs, or any of the other Contact Gold Properties;

9. the Company's ability to obtain adequate financing for further exploration and development;

10. changes in the Company's financial performance or prospects;

11. the number of Contact Shares to be publicly-traded after a public offering or private placement of securities of the Company;

12. changes in general economic conditions;

13. the arrival or departure of key personnel;

14. acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

15. changes or perceived changes in the Company's creditworthiness;

16. performance and prospects for companies in the mining industry generally;

17. the number of holders of the Contact Shares;

18. the sale, of perceived threat of sale, of securities by major shareholders;

19. the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow the Company's securities;

20. the interest of securities dealers in making a market for the Contact Shares;

21. prevailing interest rates;

22. changes in global business or macroeconomic conditions;

23. the ability of the Company to continue to undertake exploration and other activities at its mineral properties during the coronavirus outbreak; and

24. the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements and Forward Looking Information" in the Company's AIF.

As a result of any of these factors, the market price of the Contact Shares at any given point in time may not accurately reflect the Company's long-term value and shareholders may experience capital losses as a result of their investment in the Company.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Early-Stage Development Company

The Company is a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Nevada. The Company's properties have no established mineral resources or mineral reserves on any of the Contact Properties due to the early stage of exploration at this time.  Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource or mineral reserve and it is uncertain if further exploration will result in the determination of any mineral resource or mineral reserve. Quantities and/or grade described in this MD&A should not be interpreted as assurances of a potential mineral resource or reserve, or of potential future mine life or of the profitability of future operations.

Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company's projects can be mined profitably. Substantial expenditures are required to establish mineral resources or mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Any profitability in the future from the business of the Company will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.  Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource, or that any such mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral reserves, incurred expenditures will generally not be recoverable.

Government Regulation

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically including the greater sage-grouse, mining taxes and labour standards. In order for the Company to carry out its activities, its various licences and permits must be obtained and kept current. There is no guarantee that the Company's licences and permits will be granted, or that once granted will be extended. In addition, the terms and conditions of such licences or permits could be changed and there can be no assurances that any application to renew any existing licences will be approved. There can be no assurance that all permits that the Company requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes.

ITEM 2. Other Information

None.

ITEM 3. Financial Statements

The accompanying semi-annual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders' equity in conformity with U.S. GAAP.  Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the AFS in the Form 1-A for the year ended December 31, 2019.

In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

Contact Gold Corp.

An exploration stage company

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2020

Unaudited

(Expressed in Canadian dollars)

Contact Gold Corp.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

As at	Note	June 30, 2020	December 31, 2019
		$	$
Assets

Current assets
Cash and cash equivalents		611,467	844,169
Prepaids	3	184,732	301,879
Receivables		11,839	92,695
Deferred share issue costs	7(b)	25,000	-
Total current assets		833,038	1,238,743

Non-current assets
Bonding deposit	4(d)	82,500	56,250
Fixed assets		10,632	16,212
Exploration properties and deferred acquisition costs	4	40,254,449	38,364,013
Total non-current assets		40,347,581	38,436,475

Total assets		41,180,619	39,675,218

Liabilities and shareholders' equity

Current liabilities
Payables and accrued liabilities	5	532,908	469,058
Other current liabilities	4(d)	38,192	33,376
Total current liabilities		571,100	501,434

Non-current liabilities
Redeemable preferred stock	6	14,705,352	13,246,524
Other non-current liabilities	4(d)	59,071	51,622
Deferred tax liability		2,012,722	1,918,202
Total non-current liabilities		16,777,145	15,216,348

Total liabilities		17,348,245	15,717,782

Shareholders' Equity
Share capital	7	45,760,016	44,562,187
Contributed surplus	7	3,259,777	3,012,870
Accumulated other comprehensive income (loss)		426,078	(1,398,180)
Accumulated deficit		(25,613,497)	(22,219,441)
Total shareholders' equity		23,832,374	23,957,436

Total liabilities and shareholders' equity		41,180,619	39,675,218

Going concern	1, 2(b)
Subsequent events	12

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Interim Consolidated Statements of Loss (Gain) and Comprehensive Loss
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

	Note	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
		$	$	$	$
Operating expenses:
Exploration and evaluation expenditures	4	333,299	1,059,106	673,491	1,657,447
Write-down of exploration properties	4(e)	-	1,381,434	-	1,381,434
Accretion of redeemable preferred stock obligation	6	651,536	534,960	1,273,541	1,044,073
Wages and salaries		337,711	243,856	652,337	783,354
Stock-based compensation	7(d)	43,544	207,555	153,049	457,344
Professional, legal & advisory fees		111,758	138,926	226,441	196,789
Investor relations, promotion and advertising		37,931	55,159	83,937	86,249
Administrative, office, and general		75,790	118,006	141,240	233,072
Loss (gain) on change in value of embedded derivatives	6	(342,756)	202,511	(449,026)	96,288
Loss on change in value of private placement rights	7(b)	-	35,433	-	39,248
Accretion of Cobb Creek obligation	4(d)	4,192	4,992	8,091	9,692
Interest and other income		-	(6,735)	(100)	(11,810)
Foreign exchange loss (gain)		(560,956)	(241,407)	631,055	(462,089)

Loss (gain) before income taxes		692,049	3,733,796	3,394,056	5,511,091

Income tax (recovery)		-	(69,072)	-	(69,072)

Loss (gain) for the period		692,049	3,664,724	3,394,056	5,442,019

Other comprehensive loss (gain)
Net fair value loss (gain) on financial assets	4(d)	(30,000)	-	(26,250)	-
Exchange differences on translation of foreign operations		1,572,766	817,443	(1,798,008)	1,635,422

Comprehensive loss for the period		2,234,815	4,482,167	1,569,798	7,077,441

Loss per Contact Share	7(e)

Basic and diluted loss (gain) per share		$0.01	$0.06	$0.05	$0.10

Weighted average number of Contact Shares (basic and diluted)		89,829,116	69,873,460	87,150,544	61,211,506

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

	Common Shares		Contributed surplus	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficit)
	(Notes 4, 7, and 12)		(Notes 7(d)
	#	$			$	$
Balance as at January 1, 2019	50,596,986	38,625,765	1,995,449	499,651	(12,845,315)	28,275,550

2019 Private Placement	9,827,589	2,850,001	-	-	-	2,850,001
2019 Prospectus Offering	20,000,000	4,000,000	-	-	-	4,000,000
Conversion of Private Placement Rights	2,047,398	39,248	-	-	-	39,248
Stock-based compensation	-	-	501,894	-	-	501,894
Restricted Shares	-	33,333	-	-	-	33,333
Share issue costs	-	(1,374,338)	-	-	-	(1,374,338)
Cumulative translation adjustment	-	-	-	(1,635,422)	-	(1,635,422)
Net loss for the period	-	-	-	-	(5,442,019)	(5,442,019)
Balance as at June 30, 2019	82,471,973	44,174,009	2,497,343	(1,135,771)	(18,287,334)	27,248,247

Balance as at January 1, 2020	84,471,973	44,562,187	3,012,870	(1,398,180)	(22,219,441)	23,957,436

2020 Private Placement	12,500,000	1,250,000	-	-	-	1,250,000
Stock-based compensation	-	-	246,907	-	-	246,907
Restricted Shares	-	31,945	-	-	-	31,945
Share issue costs	-	(84,116)	-	-	-	(84,116)
Cumulative translation adjustment	-	-	-	1,824,258	-	1,824,258
Net loss for the period	-	-	-	-	(3,394,056)	(3,394,056)
Balance as at June 30, 2020	96,971,973	45,760,016	3,259,777	426,078	(25,613,497)	23,832,374

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

	Notes	Six months ended June 30, 2020	Six months ended June 30, 2019
		$	$
Cash flows from operating activities
Net loss (gain) for the period		(3,394,056)	(5,442,019)
Adjusted for:
Movements in working capital:
Receivables		80,856	(16,404)
Prepaids		117,147	327,731
Payables and accrued liabilities		64,850	37,750
Gains and losses relating to change in fair value of embedded derivatives	6	(449,026)	96,288
Change in fair value of Private Placement Rights	7(b)	-	39,248
Accretion of Contact Preferred Shares	6	1,273,541	1,044,073
Foreign exchange relating to Contact Preferred Shares	6	634,314	(465,621)
Stock-based compensation	7(d)	278,852	535,227
Write-down of exploration property interests	4(e)	-	1,381,434
Tax recovery on write-down of exploration properties	4(e)	-	(69,072)
Accretion of Cobb Creek obligation	4(d)	8,091	9,692
Amortization	4	5580	6,243
Foreign exchange impact on Cobb Creek obligation		12,265	5,032
Foreign exchange impact on translation of cash balances during the period		(3,259)	(1,500)
Interest income on cash and cash equivalents		100	200
Other income		-	(11,610)

Net cash used in operating activities		(1,370,745)	(2,523,308)

Cash flows from investing activities
Purchase of equipment		-	-
Transaction costs relating to acquisition of East Bailey		-	-

Net cash used in investing activities		-	-

Cash flows from financing activities
Cash received from Private Placement, net		1,250,000	2,828,236
Share issue costs, paid on Private Placement		(84,116)	(25,162)
Change in working capital attributable to share issue cost		(25,000)	-
Cash received from Public Offering, net		-	3,469,277
Share issue costs, paid on Public Offering		-	(575,691)

Net cash generated from financing activities		1,140,884	5,696,660

Effect of foreign exchange on cash		(2,841)	(25,857)

Net increase (decrease) in cash		(232,702)	3,147,495

Cash and cash equivalents, beginning of period		844,169	545,164
Cash and cash equivalents, end of the period		611,467	3,692,659
Supplemental cash flow information	10

The accompanying notes form an integral part of these condensed interim consolidated financial statements

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

1. NATURE OF OPERATIONS

Contact Gold Corp. (the "Company", or "Contact Gold"), was incorporated under the Business Corporations Act (Yukon) on May 26, 2000 and was continued under the Business Corporations Act (British Columbia) on June 14, 2006.  Contact Gold was further continued under the laws of the State of Nevada on June 7, 2017.

The Company is engaged in the acquisition, exploration and development of exploration properties in Nevada. The Company is domiciled in Canada and maintains a head office at 1050-400 Burrard St., Vancouver, BC, Canada.

The Company began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Please see Note 2 - Summary of Significant Accounting Policies contained in the audited financial statements of the Company as at and for the year ended December 31, 2019 (the "AFS").

a. Unaudited interim financial data

The accompanying unaudited interim consolidated balance sheets, statements of loss (gain) and comprehensive loss, cash flows, and shareholders' equity as at, and for each of the six months ended June 30, 2020, and 2019, and the related interim information contained within the notes (the "Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") for interim financial information.  Accordingly, they do not include all of the information and the notes required by U.S. GAAP for complete financial statements and should be read in conjunction with the AFS.

In the opinion of management, the Interim Financial Statements reflect all normal and recurring adjustments necessary for the fair statement of the Company's financial position as at June 30, 2020 and 2019 and results of its operations and cash flows for each of the six month periods ended June 30, 2020, and 2019. The results for six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2020 or for any other future annual or interim period.

The Board of Directors of the Company (the "Board") authorized the Interim Financial Statements on August 25, 2020.

b. Going Concern

The Interim Financial Statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future; and do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Contact Gold recorded a loss of $3.39 million and a comprehensive loss of $1.57 million for the six months ended June 30, 2020.  As at June 30, 2020, Contact Gold has an accumulated deficit of $25.61 million, and working capital deficit of $0.26 million. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  Contact Gold's continuation as a going concern depends on its ability to successfully raise financing.  Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company; and therefore giving rise to a material uncertainty, which may cast substantial doubt as to whether Contact Gold's cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date that these Interim Financial Statements are issued.

Consequently, management continues to pursue various financing alternatives, including the 2020 Private Placement (Note 7(b(ii))) and the 2020 Public Offering (Note 12(a)), to fund operations and advance its business plan.  To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The Company may determine to reduce the level of activity and expenditures, or divest of certain mineral property assets, to preserve working capital and alleviate any going concern risk.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Basis of consolidation

The Interim Financial Statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value, and are presented in Canadian dollars ("CAD"), except where otherwise indicated.  Amounts in United States dollars are presented as "USD"

On June 7, 2017, the Company completed a series of transactions including, (i) a share consolidation, (ii) a reverse-acquisition ("RTO") transaction wi9h Carlin Opportunities ("Carlin"), and (iii) the acquisition of a 100% interest in Clover Nevada II LLC ("Clover"), an entity holding mineral property interests in the State of Nevada (the "Clover Acquisition", and together with the RTO and concurrent transactions, the "Transactions").

Pursuant to Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 805, Business Combinations ("ASC 805"), Carlin has been identified as the accounting acquirer for accounting and financial reporting purposes, with a retroactive adjustment to Carlin's legal capital in order to reflect the capital of Winwell (2,769,486 Contact Shares).  Carlin is presented in the Interim Financial Statements as the parent company.  The Interim Financial Statements include the accounts of Carlin, Contact Gold and Clover.  All significant intercompany transactions are eliminated on consolidation

d. Use of estimates and measurement uncertainties

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at each period end, and the reported amounts of expenses during the related reporting period.

The more significant areas requiring the use of management's estimates and assumptions include: the type and amount of exploration property acquisition and transaction costs eligible for capitalization, the assessment of impairment of mineral properties, the disclosed fair value of the "host" instrument of the non-voting preferred shares of Contact Gold ("Contact Preferred Shares"), the period end revaluation of the Contact Preferred Share embedded derivatives, the fair value of the Private Placement Rights, income taxes, and the valuation of stock-based compensation.

To the extent possible, the Company bases its estimates on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from the amounts estimated in these Interim Financial Statements; uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.  Further information on management's judgments, estimates and assumptions and how they impact the various accounting policies are described in the relevant notes to these financial statements.

e. Mineral properties, claims maintenance fees, and development costs

The Company has not yet established the existence of mineralized materials on any of its mineral property interests, as defined by the SEC under Industry Guide 7, "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" ("Industry Guide 7").

As a result, the Company is in the "Exploration Stage", as defined under Industry Guide 7, and will continue to remain in the Exploration Stage until such time proven or probable reserves have been established.  In accordance with U.S. GAAP, expenditures relating to the acquisition of mineral rights are initially capitalized as incurred.  Claim maintenance fees paid to the United States' Department of Interior's Bureau of Land Management (the "BLM") and similar fees paid to state and municipal agencies, as well as fees paid annually pursuant to private property lease and other similar land use arrangements (together, "Claims Maintenance fees") are accounted for as prepaid assets and amortized over the course of the period through which they provide access and title.  Mineral property exploration expenditures and pre-extraction expenditures are expensed as incurred until such time as the Company exits the Exploration Stage by establishing proven or probable reserves. To date, no amounts have been capitalized in respect of development activities.

Companies in the "Production Stage", as defined under Industry Guide 7, having established proven and probable reserves and exited the Exploration Stage, typically capitalize expenditures relating to ongoing development activities, with corresponding depletion calculated over proven and probable reserves using the units-of-production method and allocated to future reporting periods to inventory and, as that inventory is sold, to cost of goods sold.

Because the Company is in the Exploration Stage which has resulted in the Company reporting larger losses than if it had been in the Production Stage due to the expensing, instead of capitalization, of expenditures relating to the exploration and advancement of is mineral property interests.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e. Mineral properties, maintenance fees, and development costs (continued)

Additionally, there would be no corresponding amortization allocated to future reporting periods of the Company since those costs would have been expensed previously, resulting in both lower inventory costs and cost of goods sold and results of operations with higher gross profits and lower losses than if the Company had been in the Production Stage. Any capitalized costs, such as expenditures relating to the acquisition of mineral rights, are depleted over the estimated extraction life using the straight-line method.  As a result, the Interim Financial Statements may not be directly comparable to the financial statements of companies in the Production Stage.

The acquisition of title to mineral properties is a complicated and uncertain process. Although management of Contact Gold take steps to verify title to exploration properties in which it holds an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.  Furthermore, resource exploration is a speculative business and involves a high degree of risk. There is no certainty that the expenditures made by Contact Gold in the exploration of its property interests will result in discoveries of commercial quantities of minerals. Significant expenditures are required to locate and estimate ore reserves, and further the development of a property.  Capital expenditures to bring a property to a commercial production stage are also significant. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that management of the Company will be able to arrange sufficient financing to bring ore bodies into production.

Upon disposal or abandonment, any consideration received is credited against the carrying amount of the exploration and evaluation assets, with any excess consideration greater than the carrying amount included as a gain in net income or loss for the applicable period.

f. Comprehensive Loss

In addition to the loss for a given period, comprehensive loss (gain) includes all changes in equity during a period, such as cumulative unrecognized changes in fair value of marketable equity securities classified as available-for-sale or other investments, and the translation of foreign subsidiaries to the Company's Canadian dollar presentation currency.

g. Accounting standards adopted

Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13").  This update modifies the disclosure requirements for fair value measurements by removing, modifying or adding disclosures. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and early adoption is permitted. Certain disclosures in the update are applied retrospectively, while others are applied prospectively. There was no consequential impact upon adoption for any period.

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU "2016-13"). ASU 2016-13 will change how companies account for credit losses for most financial assets and certain other instruments.  For trade receivables, loans and held-to-maturity debt securities, companies will be required to estimate lifetime expected credit losses and recognize an allowance against the related instruments. For available-for-sale debt securities, companies will be required to recognize an allowance for credit losses rather than reducing the carrying value of the asset. For many entities, adoption of this update is expected to result in earlier recognition of losses and impairments.

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses ("ASU 2016-13").  ASU 2016-13 introduced an expected credit loss methodology for the impairment of financial assets measured at the amortized cost basis.  That methodology replaces the probable, incurred loss model for those assets.  ASU 2018-19 is the final version of Proposed Accounting Standards Update 2018-270, which has been deleted. Additionally, the amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20.  Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842.

These updates are effective for fiscal years beginning after December 15, 2019, and the Company notes no consequential impact upon adoption.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h. Accounting policies not yet adopted

Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued "ASU 2019-12", "Income Taxes - Simplifying the Accounting for Income Taxes" ("Topic 740") which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 will be effective for interim and annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2019-12 will have on its consolidated financial statements.

3. PREPAIDS AND DEPOSITS

Prepaid expenses include $70,803 (December 31, 2019: $256,936) in Claims Maintenance fees.  Such fees to the BLM, cover the twelve-month period ranging from September 1 to August 31 of the subsequent year.  Fees paid to the respective Nevada counties cover the twelve-month period from November 1 to October 31 of the subsequent year. Fees paid pursuant to private property lease and other similar land use arrangements cover the 12-month period of their respective anniversaries.

4. EXPLORATION PROPERTIES

Pursuant to the Clover Acquisition, on June 7, 2017, the Company completed the acquisition of 100% of the membership interests of Clover, a Nevada limited liability company of which Waterton Nevada Splitter, LLC ("Waterton Nevada") was the sole member.  Clover is the legal entity that holds the mineral property rights and interests that comprise the Company's portfolio of gold properties located on Nevada's Carlin, Independence and Northern Nevada Rift gold trends (the "Contact Properties").  The total of consideration paid and related acquisition costs incurred to acquire Clover in June 2017 was allocated to the value of the Contact Properties and prepaid Claims Maintenance fees acquired, based on relative fair values as at the date of the Transactions.  The Clover Acquisition was accounted for as an acquisition of an asset.

Consideration paid comprised Contact Shares, Contact Preferred Shares (Note 6) and a total of $7,000,000 in cash.  Upon closing of the Transactions, the Company recognized deferred tax liabilities ("DTL") of $2,149,915 arising from the application of Nevada net proceeds tax (the "NNPT", calculated at a rate of 5%) on the values of the Contact Properties.  The DTL amount is subject to change reflective of the carrying value of the properties from period to period and the impact thereon of changes to the rates of foreign exchange.

The Company has subsequently acquired additional mineral property interests including the past-producing Green Springs gold project ("Green Springs") and other ground contiguous to the original tenure (together with the option to acquire Green Springs, "Additions"), and either vended or determined to abandon or impair certain properties.

The Company has established a surety bonding arrangement with a third-party (the "Surety") to satisfy USD 150,000 in bonding requirements required by the BLM for potential disturbance at the Company's exploration property interests. A finance fee, recognized within Interest and Other Income, is charged monthly on the full balance of the Surety amount. Reflecting the level of disturbance as at June 30, 2020, and an estimate as to the timing of any potential reclamation activities, the Company has not accrued any provision for reclamation in the Interim Financial Statements.

The Contact Properties generally carry net smelter returns ("NSR") royalties of between 2% and 4%.

	Pony Creek	South Carlin Projects	Green Springs	Cobb Creek	Portfolio properties	Total
	(a)	(b)	(c)	(d)	(e)
	$	$	$	$	$	$
January 1, 2019	29,425,698	4,439,555	-	312,474	7,169,591	41,347,318
Additions	-	-	466,857	-	-	466,857
Recovery from earn-in	-	-	-	(88,163)	-	(88,163)
Disposals & Abandonments	-	-	-	-	(1,381,434)	(1,381,434)
Foreign Exchange	(1,410,674)	(212,830)	(5,200)	(18,599)	(333,262)	(1,980,565)
December 31, 2019	28,015,024	4,226,725	461,657	205,712	5,454,895	38,364,013
Foreign Exchange	1,380,477	208,275	22,748	10,136	268,800	1,890,436
June 30, 2020	29,395,501	4,435,000	484,405	215,848	5,723,695	40,254,449

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

4.  EXPLORATION PROPERTIES (continued)

a) Pony Creek

The Pony Creek project is located within the Pinion Range, in western Elko County, Nevada.  There is a 3% NSR royalty payable to an affiliate of Waterton Nevada on those claims that comprise Pony Creek acquired from Waterton Nevada.  The Company determined to allow a 1% buy-down option of this NSR to lapse on February 7, 2020, when such option expired.  There is a 2% NSR royalty over certain claims that comprise the East Bailey claim block; there is also a 3% NSR over certain claims that comprise the "Lumps and Umps" claims, up to 2% of which can be bought back for USD 1,000,000 per 1% prior to September 2030.

b) South Carlin Projects: Dixie Flats & North Star

The North Star property is located approximately eight kilometres north of the northern-most point of Pony Creek, in western Elko County, Nevada. There is a 3% NSR on the North Star property payable to an affiliate of Waterton Nevada.

The Dixie Flats property sits immediately to the north of the North Star property.  There is a 2% NSR on the Dixie Flats property payable to an affiliate of Waterton Nevada. The Company determined to allow a 1% buy-down option of this NSR to lapse on February 7, 2020, when such option expired.

c) Green Springs

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Green Springs Option") with subsidiaries of Ely Gold Royalties Inc. ("Ely Gold"), whereby Clover shall have an option to purchase a 100% interest in the Green Springs property.  Green Springs is located at the southern end of Nevada's Carlin Trend, 60 km southwest of Ely, Nevada.

Contact Gold issued 2,000,000 Contact Shares (valued at $400,000) and paid USD 25,000 ($32,855) in cash to Ely Gold to secure Green Springs. The Company also paid Ely Gold an additional USD 6,125 ($8,049) as reimbursement for Claims Maintenance fees relating to the current period. The Company incurred $11,003 in direct expenditures to secure the Green Springs Option. A DTL for the NNPT, and a foreign exchange adjustment were also recognized pursuant to the acquisition.  Total additional consideration to satisfy the Green Springs Option, and complete the acquisition of Green Springs, is as follows:

  USD 50,000 first anniversary (settled in common shares of the Company ("Contact Shares")(Note 12(c))
  USD 50,000 second anniversary
  USD 50,000 third anniversary
  USD 100,000 fourth anniversary

Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold's election, subject to regulatory and contractual minimum values of the Contact Shares. Payment of all amounts can be accelerated and completed at any time. Certain claims within Green Springs are the subject of lease agreements with third-parties, one of which requires an annual USD 25,000 payment, whilst the other requires an annual payment in cash equal to the value of 20 ounces of gold. Existing royalties on certain mineral property claims that comprise Green Springs range from 3% to 4.5%, based on historical underlying agreements.

d) Cobb Creek

Upon closing of the Clover Acquisition, the Company acquired a 49% interest in the Cobb Creek property located in Elko County, Nevada.  The Company subsequently acquired the remaining 51% interest, and related historic data, in exchange for six annual payments of USD 30,000, the first of which was paid on closing of the agreement ($38,379). The discounted value of the annual payments at the time of the transaction was $114,329 (the "Cobb Creek obligation"). The total value of the Cobb Creek obligation was recognized as a financial liability at amortized cost, determined with an interest rate of 18.99%, in line with the effective interest rate determined for the Contact Preferred Shares (Note 6). The third annual payment of USD 30,000 ($38,964) was made in November 2019.

The remaining Cobb Creek obligation is recorded to the consolidated balance sheets as a current ($38,192) and non-current amount ($59,071) as at June 30, 2020 ($33,376 and $51,622, respectively as at December 31, 2019).  Accretion expense of $8,091, and a foreign exchange loss of $12,265 have been recorded within other comprehensive loss (gain) for the six months ended June 30, 2020 ($9,692 and $5,032, respectively, for the six months ended June 30, 2019).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

4.  EXPLORATION PROPERTIES (continued)

d) Cobb Creek (continued)

By an agreement dated September 27, 2019, as amended (the "Cobb Creek Option"), Clover agreed to farm-out 100% of its interest in the Cobb Creek exploration property ("Cobb Creek") to Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").  Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont. Upon completion of the farm-out, Fremont will award to Clover a 2.0% NSR on Cobb Creek.

Initial consideration included (i) 750,000 common shares of Fremont ("Fremont Shares") (consideration value: $41,250), a Level 1-type financial asset, (ii) reimbursement of USD 6,000 ($7,949) for a portion of the prior year payment to the Cobb Counterparty, and (iii) reimbursement for the November 2019 payment to the Cobb Counterparty of USD 30,000 ($38,964). An amount of USD 29,569 ($38,407) was also reimbursable from Fremont for certain claims-related holding costs, the amount of which has been applied against prepaid Claims Maintenance fees (Note 3).

In order to keep the Cobb Creek Option in good standing, and to complete the acquisition of Cobb Creek, Fremont must keep all claims in good standing, make the annual payments to the Cobb Counterparty, and remit the following consideration to the Company:

  Anniversary 1 (Year 2) USD 30,000; and 750,000 Fremont Shares.
  Anniversary 2 (Year 3) USD 20,000
  Anniversary 3 (Year 4) USD 20,000
  Anniversary 4 (Year 5) USD 25,000
  Anniversary 5 (Year 6) USD 35,000
  Anniversary 6 (Year 7) USD 45,000
  Anniversary 7 (Year 8) USD 55,000
  Anniversary 8 (Year 9) USD 65,000
  Anniversary 9 (Year 10) USD 75,000

The value of the Fremont Shares received, and the amount receivable relating to the reimbursement of the payment to the Cobb Counterparty have been applied against the carrying value of Cobb Creek.

e) Portfolio properties

Balances presented as Portfolio properties include the remaining Contact Properties.  Those specific properties for which there was a change are summarized below:

Dry Hills and Rock Horse

During the year ended December 31, 2019, the Company determined to abandon those mineral property claims that comprise the Dry Hills, and Rock Horse properties; accordingly, the carrying value of these properties was written down by $1,381,434 to $nil, with a tax recovery of $69,072 recognized to the statement of loss and comprehensive loss (gain).

Exploration and evaluation expenditures incurred by Contact Gold, including ongoing amortization of prepaid Claims Maintenance fees (Note 3), have been expensed in the consolidated statements of loss and comprehensive loss (gain).  Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	Six months ended June 30, 2020	Six months ended June 30, 2019
Amortization of Claims Maintenance fees	$285,253	$329,574
Wages and salaries, including stock-based compensation	254,367	482,446
Geological contractors/consultants & related crew care costs	103,937	257,983
Drilling, assaying & geochemistry	5,648	554,970
Permitting and environmental monitoring	24,286	23,950
Property evaluation and data review	-	8,524
Expenditures for the period	$673,491	$1,657,447
Cumulative balance	$12,422,247	$10,367,521

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

4.  EXPLORATION PROPERTIES (continued)

Wages and salaries through June 30, 2020, include stock-based compensation of $37,053 (six months ended June 30, 2019: $77,883) (Note 7(d)). An amount of $5,580 (six months ended June 30, 2019: $6,243) in amortization expense arising from the use of fixed assets at Pony Creek has been included in the amount reported as geological contractors/consultants & related crew care costs.

Details of exploration and evaluation expenditures incurred and expensed by Contact Gold on specific Contact Properties are as follows:

	Six months ended June 30, 2020	Six months ended June 30, 2019
Pony Creek	$310,662	$1,442,276
South Carlin Projects	29,140	52,868
Green Springs	304,882	-
Cobb Creek	1,394	25,543
Portfolio properties	27,413	128,236
Property evaluation and data review	-	8,524
Expenditures for the period	$673,491	$1,657,447
Cumulative balance	$12,422,247	$10,367,521

5. PAYABLES AND ACCRUED LIABILITIES

	As at	As at
	June 30, 2020	December 31, 2019
Payables	$292,266	$185,416
Accrued liabilities	240,642	282,642
	$532,908	$468,058

Payables and accrued liabilities are non-interest bearing.  The Company's normal practice is to settle payables within 30-days, or as credit arrangements will allow.

6. REDEEMABLE PREFERRED STOCK

On June 7, 2017, as partial consideration for the Clover Acquisition, the Company issued 11,111,111 Contact Preferred Shares with an aggregate face value denominated in USD of 11,100,000 (the "Face Value") ($15,000,000, converted using the Bank of Canada indicative exchange rate on the date prior to issuance of USD 0.74), maturing five years from the date of issuance (the "Maturity Date"), and carrying a cumulative cash dividend accruing at 7.5% per annum (the "Dividend"), to Waterton Nevada (the Face Value, and the sum of the accrued Dividend amount together being the "Redemption Amount").  The accrued Dividend amount is payable on the earlier of conversion and the Maturity Date, and has priority over any other dividends declared on other classes of the Company's stock.

As a contract to buy non-financial assets (the Contact Properties) that is ultimately settled in either cash or Contact Shares, the Contact Preferred Shares are considered to be comprised of (i) a "host" instrument, and (ii) the value of certain rights, privileges, restrictions and conditions attached to the Contact Preferred Shares (the "Pref Share Rights") each, respectively determined to be an embedded derivative (together, the "Embedded Derivatives").  As a reflection of the potential modification and variability of the cash flows arising from the "host" instrument and the Embedded Derivatives, each are measured separately from each other.

Industry standard methodology was used to determine the fair value of the host and the Embedded Derivatives, utilizing a set of coupled partial differential Black-Scholes equations solved numerically using finite-difference methods.  Upon issuance, the fair value of the Contact Preferred Shares was determined to be $14,987,020 (approximately equal to the Face Value), including $6,846,649 in value attributable to the Embedded Derivatives.

Contact Preferred Shares (host)

The host instrument was initially recorded at fair value of USD 6,033,480 ($8,140,371) and for disclosure purposes is revalued each period-end using the same approach as described to revalue the Embedded Derivatives.  In determining the fair value of the host on the date of issue, it was necessary for the Company to make certain assumptions to derive the effective interest rate used in calculating the Company's credit spread.  The estimated fair value of the host instrument at June 30, 2020 is USD 11,058,775 ($15,070,899).  The fair value will differ from the amount recognized in the Interim Financial Statements which is accounted for using the amortized cost basis.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6.    REDEEMABLE PREFERRED STOCK (continued)

The carrying value, including the aggregate Dividend amount for the term to the Maturity Date, has been recognized as a financial liability at amortized cost.  Recognition of the host at amortized cost is in view of the i) Dividend being at a fixed rate, and ii) mandatory redemption feature of the instrument, both of which are payable in cash on the Maturity Date.  Mandatorily redeemable instruments are classified as liabilities pursuant to ASC 480, Distinguishing Liabilities From Equity, therefore any dividends or accretion on instruments that have a legal form of equity should generally be presented as interest expense.  At June 30, 2020, the cumulative amount of the accrued Dividend reflected in the accretion expense is $3,475,084 (December 31, 2019: $2,775,705).

Using the effective interest rate method, at a rate of 18.99%, the Contact Preferred Shares are carried at amortized cost each period end, with an accretion expense recorded to the consolidated statements of loss and comprehensive loss (gain).  The host instrument is a Level 3 financial instrument, categorized as "Other financial liabilities".

A summary of changes to the value of the Contact Preferred Shares host instrument, including the impact from change to the foreign exchange rate for each of the periods ended June 30, 2019 and 2020 is set out below:

January 1, 2019	$11,003,919
Accretion	1,044,073
Foreign exchange	(465,621)
June 30, 2019	$11,582,371

January 1, 2020	$12,612,107
Accretion	1,273,541
Foreign exchange	634,314
June 30, 2020	$14,519,962

Pref Share Embedded Derivatives

The Embedded Derivatives are classified as liabilities, and each are interconnected and relate to similar risk exposures, namely Contact Gold's interest rate risk (as changes in the Company's credit spread change the economic value of the redemption), and the Company's foreign exchange rate risk exposure (as the foreign exchange rate, and the price of the Company's common shares and volatility thereof, impact the effective conversion price and number of Contact Shares issuable on conversion).  Accordingly, the Embedded Derivatives are valued together as one compound instrument.

As at June 30, 2020, the Pref Share Rights for which there is separate accounting from the host contract are as follows:

i. The "Conversion Option": Subject to the limitation that Waterton Nevada (and/or its affiliates) cannot own more than 49% of the issued and outstanding Contact Shares following conversion of the Contact Preferred Shares (the "Conversion Cap"), the Contact Preferred Shares are convertible at the holder's election, into Contact Shares at a conversion price of $1.35 per Contact Preferred Share (the "Conversion Price").  The number of Contact Shares to be issued on conversion is equal to the "Redemption Amount" (defined per share as Face Value of US$1.00 plus all accrued and unpaid cumulative dividends) at the conversion date, converted to Canadian dollars, and divided by the Conversion Price.  Accordingly, because the Face Value and Dividend amount are denominated in USD, and the Conversion Price is denominated in Canadian dollars, the preferred share conversion ratio is modified by changes in the USD-Canadian dollar exchange rate. This changes the number of Contact Shares that the Company would issue to the preferred shareholder(s) upon conversion.

ii. The "Early Redemption Option" (the "EROption"): Contact Gold has the option to redeem the Contact Preferred Shares at any time before the Maturity Date at the Redemption Amount, in USD.  Upon receipt of notification of redemption, and subject to the Conversion Cap, the holder can choose to exercise their conversion right for all or any portion of the Contact Preferred Shares.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6.    REDEEMABLE PREFERRED STOCK (continued)

Pref Share Embedded Derivatives (continued)

iii. The "Change of Control Redemption Option" (the "COCROption"): If a Change of Control (generally including such events as a merger, amalgamation, reorganization or similar transaction that causes a change in control of Contact Gold, or the sale, lease, transfer or other disposition of all or substantially all of Contact Gold's assets), occurs on or prior to the fourth anniversary of the issuance of the Contact Preferred Shares (the "PShare Anniversary"), the holder of the Contact Preferred Shares has the option to require Contact Gold to redeem all or part of the Contact Preferred Shares for the "COC Redemption Amount", unless such change in control transaction is with Waterton Nevada.

The COCROption is calculated as (a) 120% of the Redemption Amount, if there is a Change of Control on or prior to the second PShare Anniversary; or (b) 115% of the Redemption Amount, if there is a Change of Control after the second PShare Anniversary, but on or prior to, the fourth PShare Anniversary.  With the passing of the second PShare Anniversary, the inclusion of only the 115% of Redemption Amount calculation remains valid at year end.

The total estimated fair value of the Embedded Derivatives at issuance was USD 5,066,520 ($6,846,649).  This amount was recorded as part of the convertible redeemable preferred stock obligation on the consolidated balance sheet. In addition to certain observable inputs, the valuation technique used significant unobservable inputs such that the fair value measurement was classified as Level 3.  Significant inputs into the determination of fair value included (i) the share price of the Contact Shares, (ii) historical volatility of  72.78% (48.5% based on an indexed average at inception), (iii) rates from the USDCAD foreign exchange forward curve, and (iv) the USD risk-free rate curve and the CAD risk-free rate curve, at the date of inception, and again at period end.  The Company also concluded on probability weightings for the potential exercise and timing thereof of the (i) COCROption, and (ii) EROption, in the calculation.  The Company's assessments of such probabilities may change from period to period depending upon facts and circumstances, market conditions and other factors.

There is an inverse correlation of the fair value of the Embedded Derivative and the USD-denominated value of the Contact Shares on the TSXV. The impact of changes in estimates of the probability of the exercise of the COCROption and EROption are generally correlated, however, the calculation of such is also impacted by changes to the different risk-free rate curves, further impacting the fair value of the Embedded Derivative.

There is significant complexity to the interplay and impact of these various inputs and the quantum resultant from these relationships which is further influenced by changes to management's assumptions as to the potential exercise and timing thereof of the COCROption and the EROption. Accordingly, there may be significant volatility to the fair value of the Embedded Derivative from period to period.

A summary of changes to the value of the Embedded Derivatives is set out below:

January 1, 2019	$585,781
Change in fair value	96,288
June 30, 2019	$682,069

January 1, 2020	$634,416
Change in fair value	(449,026)
June 30, 2020	$185,390

The amounts of these changes are reflected as the change in fair value of Embedded Derivatives on the consolidated statements of loss and comprehensive loss (gain).

Other Pref Share Rights

In addition to the Embedded Derivatives, the Pref Share Rights include certain additional rights, privileges, restrictions and conditions ("Other Terms") for which there is no accounting impact.  The Other Terms include a right of first offer, and a right of first refusal relating to proposed sale, lease or disposal of its interests in the originally acquired Contact Properties, as well as a requirement to obtain Waterton Nevada's prior written consent should the Company propose to dispose of all or substantially all of its assets.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6.    REDEEMABLE PREFERRED STOCK (continued)

Other Pref Share Rights (continued)

Furthermore, in the event of a liquidation, dissolution or winding-up of Contact Gold or other distribution of the Company's assets among its shareholders for the purpose of winding up its affairs or any steps taken by Contact Gold in furtherance of any of the foregoing, the holders of Contact Preferred Shares shall be entitled to receive from the assets of the Contact Gold in priority to any distribution to the holders of Contact Shares or any other class of stock of Contact Gold, the Liquidation Value (as such term is defined in the articles of incorporation of Contact Gold) per Contact Preferred Share held by them respectively, but such holders of Contact Preferred Shares shall not be entitled to participate any further in the property of Contact Gold.

Costs incurred relating to the issuance of the Contact Preferred Shares are included in the total of Acquisition Costs as the Contact Preferred Shares were issued as partial consideration in exchange for the acquisition of Clover.

Based on the rate of foreign exchange at period end, the number of Contact Shares to be issued would be 11,205,244 if all of the outstanding Contact Preferred Shares had been converted into Contact Shares.  Diluted loss per share does not include the effect of such issuance (December 31, 2019: nil), as the Contact Preferred Shares are currently anti-dilutive.

Subsequent to period end the Company and Waterton entered into a binding letter of intent (the "LOI") to redeem all or a portion of the currently outstanding Contact Preferred Shares, coupled with a private placement with Waterton to fund the redemption of the remaining portion of the Contact Preferred Shares), or undertake an amendment to the terms of the Contact Preferred Shares, subject to certain terms and conditions, including most significantly the size of a public offering (the "2020 Public Offering ") as further described at Note 12(a).  As a reflection of having agreed to the terms with Waterton Nevada in the LOI the Company reassessed the probability weightings ascribed to the COCROption  and the EROption, with such changes reflected in the Interim Financial Statements.

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

  a)   Authorized

The Company's authorized share capital consists of:

(i) up to 500,000,000 Contact Shares with a par value of US$0.001, voting and participating; and

(ii) up to 15,000,000 Class A non-voting Contact Preferred Shares (Note 6).

b)  Issued and outstanding common shares

Changes in issued common share capital during the period subsequent to June 30, 2020:

(i) 2020 Public Offering: The Company announced a public offering of units of the Company ("Prospectus Units") at a price of $0.20 per Unit for aggregate gross proceeds of up to $15,000,000 (the "2020 Public Offering"). Each Prospectus Unit will consist of one Contact Share and one-half of one Contact Share purchase warrant (each whole warrant, a "Prospectus Warrant"), with each Prospectus Warrant entitling the holder thereof to acquire one Contact Share at an exercise price of C$0.27 for a period of 24 months following the closing date of the 2020 Public Offering.

A total of $25,000 in deferred share issue costs relating to the 2020 Public Offering are included on the consolidated balance sheet as at June 30, 2020.  See Note 12(a).

Changes in issued common share capital during the six months ended June 30, 2020:

(ii) 2020 Private Placement: On May 22, 2020, the Company closed the third and final tranche of a non-brokered private placement, issuing in aggregate 12,500,000 "Units" at a price of $0.10 per Unit (the "2020 Private Placement"), each such Unit is comprised of one Contact Share and one share purchase warrant (a "PP Warrant") entitling the holder to purchase an additional Contact Share at a price of $0.15 per share for a period of 24 months from the issuance date of each PP Warrant.  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Contact Shares trade on the TSXV at a closing price which is equal to or greater than $0.30 for a period of ten consecutive trading days, the Company may accelerate the Expiry Date of the PP Warrants by giving notice to the holders thereof and in such case the PP Warrants will expire on the 30th day after the date such notice is provided.

Gross proceeds of $1,250,000 were raised in the 2020 Private Placement; a total of $84,116 in related share issue costs have been recorded to equity.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

7.  SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)  Issued and outstanding common shares (continued)

Changes in issued common share capital during the six months ended June 30, 2020 (continued)

(ii) 2020 Private Placement (continued):

The fair value of each PP Warrant issued was determined using the Black Scholes valuation model; the significant inputs into the model were share price of $0.10, exercise price of $0.15, volatility of 9.7%, determined on the Company's historical data over an expected life of 2 years, and an annual risk-free interest rate of 0.33%, resulting in a fair value of $0.01 per PP Warrant.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
	#	C$
Outstanding as at December 31, 2019	-	-
Granted	12,500,000	0.15
Outstanding as at June 30, 2020	12,500,000	0.15

The remaining contractual life of Warrants outstanding as at June 30, 2020 is 1.83 years.

On August 17, 2020, pursuant to an exercise of PP Warrants, the Company issued 140,000 Contact Shares.

Changes in issued common share capital during the six months ended June 30, 2019:

(i) 2019 Private Placement: On March 14, 2019, the Company closed a non-brokered private placement of 9,827,589 Contact Shares (the "2019 Private Placement") at a price of $0.29 per Contact Share (the "Initial Placement Price") for proceeds of $2,850,001. Each Contact Share was accompanied by one right (a "Private Placement Right") which, subject to the rules and limitations of the TSXV, was automatically convertible to a certain number of additional Contact Shares without payment of additional consideration, upon the earlier of:

(a) the closing of a public offering registered or qualified under the Unites States' Securities Act of 1933, as amended (the "Securities Act") (a "Qualified Offering");

(b) a Change of Control of Contact Gold; or

(c) one year following the closing date of the 2019 Private Placement ("Time Deadline").

(together, (a), (b), (c), the "Conversion Scenarios").

In each instance a participant in the 2019 Private Placement would receive that number of additional Contact Shares such that the average price per Contact Share issued in aggregate, was effectively discounted from the Initial Placement Price (the "Placement Price"), determined as follows:

(i) if the offering price of common stock sold in a Qualified Offering was greater than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price; or

(ii) if the offering price of Contact Shares sold in a Qualified Offering was equal to or less than the Initial Placement Price, the number of additional Contact Shares would be that which provides a 10% discount to that Qualified Offering Price; or

(iii) in the event of a Change of Control, the number of additional Contact Shares would be that which provides a 5% discount to that Initial Placement Price; or

(iv) in the event of conversion at the Time Deadline, the number of additional Contact Shares would be that which provides the maximum allowable discount prescribed pursuant to the rules of the TSXV.

The Company accounted for the Private Placement Rights as a derivative instrument classified as a Level 3-type current financial liability carried at fair value through profit or loss, and furthermore, because the Private Placement Rights were not separable legally or practically from each other, they were treated as one instrument.

The initial recognition of the Private Placement Rights considered the total consideration received by the Company in the 2019 Private Placement. The Company used the residual method to allocate the value of proceeds received between the Private Placement Rights and the Contact Shares.  The Private Placement Rights were measured and recognized at their initial fair value, less directly attributable transaction costs, and the residual was allocated to those Contact Shares issued on initial closing

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

7.  SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

      b)  Issued and outstanding common shares (continued)

(i)  2019 Private Placement (continued):

The total estimated fair value of the Private Placement Rights at issuance was $370,232, and the initial value of the Contact Shares recognized on the consolidated statement of equity was, accordingly $2,479,769. In determining the fair value of the Private Placement Rights, it was necessary for the Company to make certain judgments relating to the probability and timing of the occurrence of each of the Conversion Scenarios. It was also necessary for the Company to make certain assumptions to derive the effective interest rate used in calculating the Company's credit spread, as well as assumptions relating to share price volatility. Through June 30, 2019, an amount of $3,815 was recognized as the change in fair value of the Private Placement Rights

The valuation was undertaken using certain observable and unobservable inputs in multiple Monte Carlo simulations. Significant inputs into the determination of fair value on the date of issuance included the following: (i) the price of the Contact Shares on the TSXV, (ii) the annualized historical volatility of the price of the Contact Shares on the TSXV (range: 85.8% - 92.3%), (iii) risk-free rates, and (iv) probability weightings for the likelihood and potential timing of each of the respective Conversion Scenarios determined by management, as well as expectations relating to the discount to be expected in a Qualified Offering.

The Company based its judgments and assumptions on parameters relevant to the initial closing date for the Private Placement on March 14, 2019. There is significant complexity to the interplay and impact of these various inputs and the quantum resultant from these relationships.  The nature of these judgments and assumptions, and the factors management considered in determining the resultant calculation, are inherently uncertain and subject to change from period to period.

A total of $40,923 in associated share issue costs were recognized in equity, of which $21,750 in finders' fees were net settled on closing of the 2019 Private Placement.  All securities offered pursuant to the 2019 Private Placement are restricted securities under Rule 144 under the Securities Act

On May 22, 2019, pursuant to having closed a prospectus offering of 20,000,000 Contact Shares (the "2019 Prospectus Offering") at an issue price lower than the Placement Price, the 2019 Private Placement "Qualified Offering" criterion was met, and an additional 2,047,398 Contact Shares were issued on conversion of the Private Placement Rights. All securities offered pursuant to the conversion of the Private Placement Rights are restricted securities under Rule 144 under the Securities Act. Upon conversion of the Private Placement Rights and issuance of the additional Contact Shares, $409,480 was recognized to equity, with an adjustment to the statement of loss and comprehensive loss (gain) for the $39,248 change in fair value through to the date of conversion.

c)  Escrowed Contact Shares and other restrictions and obligations

As at June 30, 2020, there were no remaining Contact Shares held in escrow and restricted from trading, pursuant to the rules of the TSXV (December 31, 2019: 3,511,538).

In addition to having a right to receive regular updates of technical information about Contact Gold, two shareholders hold a right to maintain its pro rata ownership percentage of Contact Gold during future financings.

d)  Equity remuneration

Pursuant to the "Contact Gold Omnibus Stock and Incentive Plan" (the "Incentive Plan"), the "Contact Gold Restricted Share Unit Plan", and the "Contact Gold Deferred Share Unit Plan", the Company has established equity remuneration plans, that contemplate the award of Options, Restricted Shares, Restricted Share Units ("RSUs"), and Deferred Share Units ("DSUs"), all in compliance with the TSXV's policy for granting such awards.

Stock-based compensation expense for the six months ended June 30, 2020, was $153,049 (six months ended June 30, 2019: $457,344).  An additional amount of stock-based compensation expense of $37,053 was recognized in exploration and evaluation expenditures for the six months ended June 30, 2020 (six months ended June 30, 2019:  $77,883) (Note 4).  An expense of $88,750 was charged to wages and salaries relating to the award of DSUs during the six months ended June 30, 2020 (six months ended June 30, 2019:  $nil).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

7.    SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

d)    Equity remuneration (continued)

  i) Options

Under the Incentive Plan, the maximum number of Contact Shares reserved for issuance may not exceed 16,500,000 Contact Shares together with any other security-based compensation arrangements, and further subject to certain maximums to individual optionees on a yearly basis. The exercise price of each Option shall not be less than the market price of the Contact Shares at the date of grant.  All Options granted have a five-year expiry from the date of grant. Vesting of Options is determined by the Board at the time of grant.

Subject to discretion of the Board and normal course regulatory approvals, Contact Shares are issued from treasury in settlement of Options exercised; otherwise the value of such Contact Shares may be payable in cash

A summary of the changes in Options is presented below:

	Number of Options	Weighted Average Exercise Price $
Outstanding as at January 1, 2019	8,198,000	0.64
Granted	1,670,000	0.275
Forfeited or cancelled	(3,473,000)	0.96
Outstanding as at December 31, 2019	6,395,000	0.37
Granted	2,125,000	0.19
Forfeit	(100,000)	0.415
Outstanding as at June 30, 2020	8,420,000	0.33

The Company has awarded Options to directors, officers and other personnel as follows:

Grant Date	Number of Options	Exercise Price	Vesting
September 11, 2017	150,000	$ 0.75	vesting in thirds over a period of three years
November 24, 2017	200,000	$ 0.58	vesting in thirds over a period of three years
March 27, 2018	3,975,000	$ 0.39	vesting in thirds over a period of three years
April 17, 2018	150,000	$ 0.415	vesting in thirds over a period of three years
May 28, 2018	150,000	$ 0.295	vesting in thirds over a period of three years
April 3, 2019	1,670,000	$ 0.275	vesting in thirds over a period of three years
January 16, 2020	2,125,000	$ 0.19	vesting in thirds over a period of three years

As at June 30, 2020, 3,639,999 Options have vested (December 31, 2019: 1,691,666).

On June 10, 2020, 100,000 Options previously awarded to consultants to the Company were forfeited further to the termination of the respective services agreements.  This resulted in the reversal of an amount of $21,245 which had previously been expensed (six-month period ended June 30, 2019: 80,000 Options forfeit; reversal of $10,067).

For the purposes of estimating the fair value of Options using Black-Scholes, certain assumptions are made such as expected dividend yield, volatility of the market price of the Contact Shares, risk-free interest rates and expected average life of the Options. Contact Gold bases its expectation of volatility on the volatility of similar publicly-listed companies, as the expected life of the Company's Options exceeds the Company's trading history.

The weighted average fair value of Options granted during the six months ended June 30, 2020, determined using Black-Scholes was $0.19 (weighted average fair value to date: $0.33) per Option.  The remaining average contractual life of Options outstanding is 3.38 years.  For the purposes of estimating the fair value of Options awarded in January 2020, using the Black-Scholes model, certain assumptions are made such as the expected dividend yield (0%), risk-free interest rates (range between 1.57% and 2.14%), and expected average life of the options (5 years). As the expected life of Contact Gold's Options exceeded the length of time over which the Contact Shares have traded, average rates of volatility of 30%-70% were used, reflecting those of a group of similar publicly-listed companies in determining an expectation of volatility of the market price of the Company's shares.  A 0% forfeiture rate was applied to the Option expense.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

7.      SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

d)    Equity remuneration (continued)

  ii) Deferred Share Units

DSUs granted under the Contact Gold Deferred Share Unit Plan to Directors of the Company, have no expiration date and are redeemable upon termination of service.  Transactions relating to DSUs are summarised below:

Outstanding as at January 1, 2019
Granted	402,263
Exercised	-
Outstanding as at December 31, 2019	402,263
Granted	541,215
Exercised	-
Outstanding as at June 30, 2020	943,478

During the six months ended June 30, 2020, an amount of $88,750 was recognized to the value of contributed surplus relating to the award of these DSUs (six months ended June 30, 2019: $nil).

DSUs were also awarded subsequent to period end (Note 12(d)).

iii) Restricted Share Units

The Company awarded 239,220 RSUs to certain employees and officers of the Company on January 16, 2020.  The RSUs vest in third over a period of three years. The RSUs have an aggregate fair value of $45,450, and each has an expiry date of December 31, 2023.  During the six months ended June 30, 2020, a total of $4,721 was recognized in stock-based compensation, and $2,222 is included in exploration and evaluation.

iv) Restricted Shares

Restricted Shares granted under the Incentive Plan were issued from treasury with vesting conditions determined by the Board.  With reference to the price at which the Company issued Contact Shares in a financing at approximately the same time as the Restricted Shares were awarded, the Restricted Shares were deemed to have a fair value of $1.00 per Restricted Share on the date of grant.

Vesting of the Restricted Shares is summarised below:

Number of Restricted Shares

Outstanding as at January 1, 2019	66,667
Granted	-
Vested	33,333
Outstanding as at June 30, 2019	33,334

Outstanding as at January 1, 2020	33,334
Granted	-
Vested	33,334
Outstanding as at June 30, 2020	-

The fair value of the Restricted Shares is charged to contributed surplus and is expensed to the consolidated statements of loss and comprehensive loss (gain) over the vesting period.  There has been no impact to cash flows from the Restricted Shares.

e) Gain or loss per share

Loss per share is determined with reference to the loss attributable to common shareholders of $3,394,056 for the period ended June 30, 2020 (six months ended June 30, 2019: $5,442,019), adjusted for the value of the Contact Preferred Share dividends payable for the six months ended June 30, 2020 of $699,379 (2019: $467,862), and the weighted average number of Contact Shares outstanding of 87,150,544 as at period end (2019: 61,211,506). Diluted gain or loss per share did not include the effect of 8,420,000 Options (December 31, 2019: 6,395,000) as they are anti-dilutive.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

8. RELATED PARTIES

Contact Gold's related parties include: (i) its subsidiaries; (ii) Waterton Nevada as a reflection of its approximate 32.33% ownership interest in the Company at June 30, 2020, its preferred shareholding and the right Waterton Nevada holds to put forward two nominees to the Board; and (iii) Cairn Merchant Partners LP ("Cairn"), an entity in which Andrew Farncomb, a director and officer of the Company.

Waterton Nevada holds a right of first offer, a right of first refusal, and other rights over the Contact Properties then acquired.  Subsequent to period end the Company and Waterton entered into the LOI whereby all or a portion of the currently outstanding Contact Preferred Shares would be redeemed, coupled with a private placement with Waterton to fund the redemption of the remaining portion of the Contact Preferred Shares), or undertake an amendment to the terms of the Contact Preferred Shares, subject to certain terms and conditions, including most significantly the size of the 2020 Public Offering as further described at Notes 12(a) and 12(b).

During the year ended December 31, 2019, in satisfaction of an obligation under the Securities Exchange Agreement, the Company provided notice to Waterton Nevada of its intent to abandon certain mineral property claims, including those that comprise Dry Hills and Rock Horse; in response, Waterton Nevada notified the Company of its intent to exercise its right to take assignment of the claims for nominal value.

Waterton Nevada purchased 3,603,020 Contact Shares in the 2019 Private Placement.  An additional 750,629 Contact Shares were issued to Waterton Nevada pursuant to the conversion of the Private Placement Rights on May 22, 2019.

Options and DSUs have previously been granted, and director fees were paid and payable to Mr. Charlie Davies, one of Waterton Nevada's Board nominees. Mr. Davies is an employee of an affiliate of Waterton Nevada.

An amount of $30,000 (six months ended June 30, 2019: $30,000) was invoiced by Cairn for employee service; $15,000 is payable at June 30, 2020 (December 31, 2019: $60,000).  Mr. Farncomb's base salary is paid in part directly, and in part to Cairn in consideration of general management and administrative services rendered through Cairn.

9. SEGMENT INFORMATION

Reportable segments are those operations whose operating results are reviewed by the chief operating decision maker, being the individual at Contact Gold making decisions about resources to be allocated to a particular segment, and assessing performance provided those operations pass certain quantitative thresholds.

The Company undertakes administrative activities in Canada, and is engaged in the acquisition, exploration, and evaluation of certain mineral property interests in the State of Nevada, USA.  Accordingly, the Company's operations are in one commercial and two geographic segments.  The Contact Properties (Note 4) are held by the Company in Nevada.  The remaining assets, including cash and cash equivalents, prepaids and receivables reside in both of the Company's two geographic locations.

The Company is not exposed to significant operating risks as a consequence of the concentration of its assets in the United States. The Company is in the exploration stage and accordingly, has no reportable segment revenues.

Net loss is distributed by geographic segment per the table below:

	Six months ended June 30, 2020	Six months ended June 30, 2019
Canada	$2,593,112	$2,419,628
United States	800,944	3,022,391
	$3,394,056	$5,442,019

Significant non-cash items, including accretion expense on the Contact Preferred Shares of $1,273,541 for the six months ended June 30, 2020 (comparative period of 2019: $1,044,073) is reflected in the net loss attributable to Canada.  The net loss attributable to Canada for the six months ended June 30, 2020 also includes a non-cash gain on the Embedded Derivatives of $449,026 (comparative period of 2019: loss of  $96,288), and a non-cash foreign exchange loss of $631,055 (comparative period of 2019: gain of  $462,089).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

10. SUPPLEMENTAL CASH FLOW INFORMATION

Subsequent to period end 362,941 Contact Shares were issued pursuant to the Green Springs Option (Note 12(c)).

11. MANAGEMENT OF CAPITAL AND FINANCIAL RISKS

The Company currently does not produce any revenue and has relied on existing balances of cash and cash equivalents, and capital financing to fund its operations. The Company's current capital consists of equity funding raised through issuances of common shares, preferred shares and a deficit incurred through operations.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group, nor are there any externally imposed capital requirements.

The Company relies upon management to manage capital in order to safeguard the Company's ability to continue as a going concern, to pursue the exploration and development of unproven mineral properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company manages its capital structure in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold's holdings of cash; and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To facilitate this, management prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. The Company believes that this approach is reasonable given its relative size and stage. There were no changes in the Company's approach to capital management during the six months ended June 30, 2020.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's financial instruments consist of cash and cash equivalents, receivables, payables and accrued liabilities, the Cobb Creek obligation, and the Contact Preferred Shares and related Embedded Derivatives.  It is management's opinion that with the exception of the Contact Preferred Shares and the Embedded Derivatives: (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in these Interim Financial Statements.

The Contact Preferred Shares and the Embedded Derivatives are both considered to be Level 3 type financial liabilities, with each determined by observable data points, in particular the Company's share price, the rate of CAD/USD foreign and the Company's credit spread, with reference to current interest rates and yield curves.

As the Company is currently in the exploration phase, with exception of the Contact Preferred Shares and Cobb Creek obligation, none of its financial instruments are exposed to commodity price risk; however, the Company's ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period. Although non-current, the Company has exposure to significant obligations relating to the terms and various covenants in and to the Contact Preferred Shares.

The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  Accordingly, Contact Gold is dependent on external financing, including the proceeds of future equity issuances or debt financing, to fund its activities.  Significant disruptions to capital market conditions should be expected to increase the risk that the Company can not finance its business.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

11.  MANAGEMENT OF CAPITAL AND FINANCIAL RISKS (continued)

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits.  The balance of receivables due and (in comparative periods) the Bonding Deposit, are with the Canadian and United States government, respectively. As at June 30, 2020, the balance of cash and cash equivalents held on deposit was $611,467 (December 31, 2019: 844,169).

The Company has not experienced any losses in such amounts and believes the exposure to significant risks on its cash and cash equivalents in bank accounts is relatively limited.

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company's current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Fair Value Estimation

Except for the values of the Contact Preferred Shares (Notes 6 and 12(b)), and other non-current liabilities (Note 4(d)), the carrying value of the Company's financial assets and liabilities approximates their estimated fair value due to their short-term nature.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company's operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company's exploration property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $980 increase or decrease respectively, in the Company's cash balance at June 30, 2020. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

12. SUBSEQUENT EVENTS

a) 2020 Public Offering

On August 6, 2020, pursuant to (i) a prospectus supplement (the "Prospectus Supplement") to a short form base prospectus (the "Shelf Prospectus") filed in October 2018 with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec, and (ii) an offering statement filed on Form 1-A, which includes an offering circular (the "2020 Offering Statement"), pursuant to Regulation A under the Securities Act, filed with the SEC, the Company announced its intention to offer for sale Units of the Company.

On August 10, 2020, the Company announced pricing and terms, proposing to raise in aggregate up to $15,000,000.  Pursuant to the 2020 Public Offering, each Prospectus Unit will consist of one Contact Share (a "Unit Share") and one-half of one Contact Share purchase warrant (each whole warrant, a "Prospectus Warrant"), with each Prospectus Warrant entitling the holder thereof to acquire one Contact Share at an exercise price of $0.27 for a period of 24 months following the closing date of the 2020 Public Offering (the "Closing Date").  The Company has granted the underwriter of the 2020 Public Offering an option (the "Over-Allotment Option"), exercisable in whole or in part, in the sole discretion of the underwriters, for a period of 30 days from and including the Closing Date, to purchase additional Prospectus Units, additional Contact Shares and/or additional Prospectus Warrants, in an aggregate amount not to exceed 15% of the Prospectus Units, Contact Shares or Prospectus Warrants sold pursuant to the 2020 Public Offering, on the same terms and at the same price as the Prospectus Units, Contact Shares and Prospectus Warrants sold under the 2020 Public Offering, to cover over-allotments, if any, and for market stabilization purposes.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2020, and 2019 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

12. SUBSEQUENT EVENTS (continued)

a)    2020 Public Offering (continued)

The Underwriters and other broker-dealers will receive compensation for sales of the securities pursuant to the 2020 Public Offering at a fixed commission rate consisting of: (i) a cash fee of 6% of the gross proceeds (the "Cash Fee") and (ii) compensation warrants ("Broker Warrants"), exercisable at a price of $0.27 for a period of 24 months from the Closing Date to acquire the number of Contact Shares ("Broker Warrant Shares") equal to 6% of the Prospectus Units sold during the Offering (including with respect of any exercise of the Over-Allotment Option, except in respect of sales to certain purchasers, including certain current shareholders of Contact Gold mutually agreed to between Contact Gold and the underwriters (the "President's List") where 50% of the Cash Fee will be paid and 50% of the Broker Warrants will be issued in respect of any Prospectus Units sold to purchasers on the President's List.

The 2020 Public Offering is subject to regulatory approval and customary closing conditions. There can be no assurance that the 2020 Public Offering will be completed as proposed or at all.

b) On August 6, 2020,  the Company and Waterton Nevada executed the LOI whereunder it was agreed that the Company would redeem all or a portion of the currently outstanding Contact Preferred Shares pursuant to, and conditional upon, in particular the total aggregate amount of gross proceeds raised pursuant to the 2020 Public Offering.

Specifically, the LOI outlines the following:

  if a minimum of $10,000,000 is raised in the 2020 Public Offering:

a) Contact Gold will use a minimum of $5,000,000 of the proceeds to redeem a portion of the Contact Preferred Shares at the Redemption Amount;

b) Waterton Nevada will purchase Contact Shares at $0.195 per share (the estimated offering price of a Unit Share) in an aggregate amount equal to the remaining balance of the Redemption Amount after the Cash Payment (the "Redemption Placement"); and

c) Contact Gold will use the proceeds of the Redemption Placement to redeem all of the remaining issued and outstanding Contact Preferred Shares.

  If less than $10,000,000 is raised in this 2020 Public Offering, Contact Gold has agreed to use commercially reasonable efforts to obtain all approvals (the "Approvals") and to effect an amendment to its Articles of Incorporation to amend the terms of the remaining Contact Preferred Shares (the "Article Amendments").

  If more than $3,000,000 and less than $10,000,000 is raised in the 2020 Prospectus Offering and Contact Gold fails to obtain the Approvals and effect the Article Amendments, Contact Gold has agreed to use 50% of the proceeds of the 2020 Prospectus Offering in excess of $3,000,000 to redeem a portion of the Contact Preferred Shares.

c) Contact Shares issued pursuant to Green Springs Option

In satisfaction of the first anniversary payment obligation under the Green Springs Option the Company issued  362,941 Contact Shares on July 23, 2020.  The Contact Shares issued were valued at USD$50,000 ($66,963).

d) Award of DSUs

On July 15, 2020, the Company awarded 207,446 DSUs to members of the Board with an aggregate fair value of $48,750.  DSUs granted under the Contact Gold Deferred Share Unit Plan, have no expiration date and are redeemable upon termination of service.

ITEM 4. Exhibits

Index to Exhibits

Exhibit Number	Description

2.1(1)	Articles of Incorporation
2.2(1)	Bylaws
6.1(1)	Investor Rights Agreement, dated as of June 7, 2017
6.2(1)	Governance and Investor Rights Agreement, dated as of June 7, 2017
6.3(1)	Employment Agreement with Matthew Lennox-King, dated as of June 7, 2017
6.4(1)	Employment Letter with Andrew Farncomb, dated as of June 7, 2017
6.5(1)	Employment Agreement with John Wenger, dated as of June 7, 2017
6.8(1)	Employment Agreement with Vance Spalding, dated as of June 7, 2017
6.9(1)	Contact Gold Corp. 2017 Stock and Incentive Plan
6.10(1)	Contact Gold Corp. Deferred Share Unit Plan
6.11(1)	Contact Gold Corp. Restricted Share Unit Plan
6.12(1)	Restricted Stock Agreement with Vance Spalding, dated as of June 7, 2017
6.13(2)	Binding Letter of Intent with Waterton Nevada Splitter, LLC
7.1(1)	Plan of Arrangement with Winwell Ventures Inc. and Carlin Opportunities, dated as of December 8, 2016, as amended on January 31, 2017
7.2(1)	Amending Agreement #1 to Plan of Arrangement, dated January 31, 2017
7.3(1)	Securities Exchange Agreement with Waterton Nevada Splitter, LLC, Clover Nevada II LLC, Carlin Opportunities Inc. and Winwell Ventures Inc., dated as of December 8, 2016, as amended on January 31, 2017
7.4(1)	Amending Agreement #1 to Securities Exchange Agreement, dated January 31, 2017

(1) Previously filed on Form 1-A on April 10, 2019 (SEC File No. 024-10984) and incorporated herein by reference.

(2) Previously filed on Form 1-A on August 6, 2020 (SEC File No. 024-11290) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  August 31, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the dates indicated.

By:  /s/ Matthew Lennox-King
Matthew Lennox-King, Chief Executive Officer

 (Principal Executive Officer)

Date:  August 31, 2020

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

 (Principal Accounting Officer)

Date:  August 31, 2020